As Filed with the Securities and Exchange Commission on ____________, 1999
                                                      Registration No. 333-60487
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------


                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                 Cyber Merchants Exchange, Inc. d.b.a. C-ME.com
                 (Name of small business issuer in its charter)


                                -----------------

         California                                       95-4597370
(State or other jurisdiction)               (I.R.S. Employer Identification No.)

                                      7370
               (Primary Standard Industrial Classification Code)


                                  Frank S. Yuan
                        320 S. Garfield Avenue, Suite 318
                               Alhambra, CA 91801
                                 (626) 588-3660
            (Name, Address and Telephone Number of Agent for Service)


                             -----------------------


                                   Copies to:

       William D. Evers, Esq.
    Rafael Aguirre-Sacasa, Esq.                       Lynnwood Jen
      Evers & Hendrickson, LLP                Ace Diversified Capital, Inc.
     155 Montgomery, 12th Floor              8855 E. Valley Blvd., Suite 205
      San Francisco, CA 94104                    Rosemead, CA 91770-1753
     Phone No.: (415) 772-8100                     Tel: (626) 292-3800
      Fax No.: (415) 772-8101                      Fax: (626) 292-3818



                               -------------------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

                                            CALCULATION OF REGISTRATION FEE

-------------------------------- -------------------- ---------------------- ---------------------- -------------------
                                                                               Proposed Maximum
      Title of each class           Amount to be                              Aggregate Offering        Amount of
of Securities to be Registered       Registered          Price Per Share           Price (1)         Registration Fee
-------------------------------- -------------------- ---------------------- ---------------------- -------------------


Common Stock, no par value            2,500,000              $8.00                $20,000,000             $5,900

Total                                                                             $20,000,000             $5,900
-------------------------------- -------------------- ---------------------- ---------------------- -------------------



     (1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the "Securities Act"), solely for purposes of calculating the registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification.

                      SUBJECT TO COMPLETION DATED _________

  Preliminary Prospectus


                 CYBER MERCHANTS EXCHANGE, INC. d.b.a. C-ME.com

                                2,500,000 SHARES
                                  COMMON STOCK




         All of the 2,500,000 shares of common stock (the "Common Stock") offered hereby (the "Offering") are being sold on a best efforts basis by Cyber Merchants Exchange, Inc. d.b.a. C-ME.com ("C-ME" or the "Company"), directly and through a selling group organized by the Company and Ace Diversified Capital, Inc. See "Plan of Distribution." Prior to this Offering, there has been no public market for the Company's common stock; therefore, the public offering price has been determined by the Company. The offering price for the Common Stock will be $8.00 per share. See "Risk Factors -- No Prior Market; Possible Volatility of Share Price; and Arbitrary Determination of Selling Price. Officers, directors and beneficial stockholders of the Company will be permitted to purchase the Common Stock offered herein in order to reach the Minimum of 125,000 shares ($1,000,000) of the Company's Common Stock (the "Minimum"). See "Risk Factors -- Eligibility of Officers, Directors, and Beneficial Stockholders to Participate in the Offering so as to reach the Minimum Resale." The Company has applied to have the Common Stock approved for quotation on the National Association of Securities Dealers Automatic Quotation system under the symbol "CMEE" and the American Stock Exchange under the symbol "ME."

         Until the completion of the Offering, all subscription payments will be deposited into an escrow account at Imperial Trust Company, Los Angeles, California. If the Minimum is not obtained within one hundred and eighty (180) days of the date of the commencement of this Offering, all proceeds deposited in the escrow account will be promptly refunded in full with interest, without any deduction for expenses. See "Risk Factors -- Loss of Use of Monies for up to one hundred and eighty (180) days." The Company reserves the right to reject any offer to purchase shares in whole or in part. See "Plan of Distribution."



         The common stock offered hereby involves a high degree of risk. See "Risk Factors."


THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED  BY THE SECURITIES AND
EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION NOR HAS THE SECURITIES
AND  EXCHANGE  COMMISSION  OR ANY STATE  SECURITIES  COMMISSION  PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

-------------------------------------------- ------------------------- ----------------------- ---------------------
                                                                           Underwriting
                                                                          Discounts and           Proceeds to the
                                                Price to Public (1)       Commissions (2)           Company (3)
-------------------------------------------- ------------------------- ----------------------- ---------------------


Per Share:                                         $      8.00                  $     0.56         $      7.44
-------------------------------------------- ------------------------- ----------------------- ---------------------
Total Minimum (125,000 Shares):                    $ 1,000,000                  $   70,000         $   930,000
-------------------------------------------- ------------------------- ----------------------- ---------------------

Total Maximum (2,500,000 Shares):                  $20,000,000                  $1,400,000         $18,600,000
-------------------------------------------- ------------------------- ----------------------- ---------------------

(1) The Price to Public has been arbitrarily determined by the Company. Among factors considered in determining the public offering price were the Company's current financial condition, its future prospects, the state of the markets for its services, the experience of management, and the economics of the industry in general. See "Risk Factors -- Arbitrary Determination of Selling Price."

(2) The shares are being sold on a best efforts basis through a selling group organized by the Company and Ace Diversified Capital, Inc. See "Plan of Distribution."

(3) Before deducting estimated expenses of $150,000 payable by the Company, including registration fees, escrow agent fees, costs of printing, copying and postage and other offering costs, in addition to legal and accounting fees.




                          Ace Diversified Capital, Inc.

                 The date of this Prospectus is ____________, 1999

No person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

This Prospectus is available in an electronic format, upon appropriate request from a resident of those states in which this Offering may lawfully be made. The Company will transmit promptly, without charge, a paper copy of this Prospectus to any such resident upon receipt of a request.


                                 REFERENCE DATA

         Upon the date of this Prospectus, the Company became subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") for its current fiscal year. Upon completion of this Offering the Company may be required to register under the Exchange Act and continue to file required annual and quarterly reports.

         The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm after the end of its fiscal year. The Company's fiscal year ends on June 30. In addition, the Company will send shareholders quarterly reports with unaudited financial information for the first three quarters of each fiscal year.

         The Company was incorporated under the laws of the state of California, on July 16, 1996. The Company's corporate office and principal place of business is located at 320 S. Garfield Avenue, Suite 318, Alhambra, California 91801. The Company's telephone number is (626) 588-3660 or (888) 564-6263 (JOIN CME). The Company's fax number is (626) 588-3655. The Company's E-mail address is info@c-me.com and its World Wide Web site is http://www.c-me.com.

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains certain statements of a forward-looking nature relating to future events or future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as those discussed elsewhere in this Prospectus.

The Company


         Cyber Merchants Exchange, Inc. d.b.a. C-ME.com (the "Company" or "C-ME") is a business-to-business electronic commerce company serving the worldwide retail industry. The Company provides its customers with an Internet-based communications system that enables retailers and suppliers to conduct negotiations and to facilitate electronically the purchase and sale of merchandise on a global basis. Using proprietary software, the Company maintains a secure yet open electronic network that enables retailers to conduct on-line communications and transactions with their vendors and suppliers. This communications and trading process is generally referred to in the retail industry as "sourcing." High volumes of product and transaction data are exchanged between retailers and their suppliers in order for buy-sell transactions to be initiated, negotiated and closed. This critical sourcing process typically requires a substantial amount of time and attention from both the retail merchandise buyer and the salesperson of a manufacturer or distributor. The Company's related software products and services are designed to make this sourcing function substantially more effective and efficient, and to facilitate the workflow management of retail industry buyers and sellers.

         When utilized to their full capability and employed on a wide-scale basis, the Company believes that its products are capable of reducing a retailer's cost of sourcing and, more importantly, substantially expediting the sourcing process and more effectively managing the quality performance of vendors. Consequently, the Company's software products and services enable merchandising, manufacturing and shipping decisions to be made by all parties at dates closer to the selling season, helping such parties make better informed and more timely business decisions. The objective is to enable clients that source product through the Company's software products and services to obtain lower costs, increased sales volume, faster inventory turnover, fewer involuntary price discounts and improved margins and profitability.

The C-ME System

         The Company's Internet-based system was designed to meet the general merchandising needs of retailers and their vendor suppliers, with an initial emphasis placed on the bargain, or "off-price," apparel market segment. The Company has an immediate opportunity to gain a dominant share of the bargain apparel supply-chain automation market. To that end, the Company has developed three interrelated services:

         Virtual Trade Show ("VTS") - The Company's VTS system provides apparel buyers and sellers with a continuous, revolving product forum showcase, and gives the Company a dynamic gateway presence on the World Wide Web. The VTS functions in two capacities:

1) The system houses, for general marketing purposes, vendors' products in easily recognizable standard industry categories. The showcases contain complete descriptions, vital information (sizes, shipping, cost, etc.), and digital photographs of the products.

2) The system allows buyers to search for products efficiently. The VTS features the Company's Product Driven Search Engine which retrieves products by category, such as shoes, men's outerwear, or women's sweaters. In addition, through the use of the Company's focused broadcasting or "FOCASTING" software (see "Business"), retail buyers have the ability to customize their product searches by having selected product categories broadcasted, or "pushed," to their computers with daily-changing products. Buyers must log on with a password in order to utilize the VTS FOCASTING software.


         Internet Sourcing Network ("ISN") - The ISN features the Company's FOCASTING and Dynamic End-User Profile System, or DEPS, software applications (see "Business"). The ISN is a private network which uses the Internet as its communication medium and links the Company's retail customers with their vendors. The ISN's primary function is to assist retail buyers in sourcing merchandise for their product divisions. The network is accessible only by the Company's retail customers.

         The primary benefit of the ISN is that it improves retailers' coordinated buying practices. Because the FOCASTING software allows each buyer to create specific product profiles in the ISN, a senior buyer can set up profiles to encompass product areas falling within the buying responsibility of a junior buyer. For example, the General Merchandising Manager's profile would have access to all products that are the responsibility of buyers in his division. This would encompass a particular buyer's profile. The General Merchandising Manager and the buyer would see the same products on their respective computer screens. If the General Merchandising Manager sees a product he likes which the buyer might not have noticed, he can call it to the buyer's attention. This creates oversight and allows for coordinated buying strategies.

         The ISN promotes interactivity between the retailer and vendor by handling buyer product inquiries and vendor responses via e-mail. The buyer has the ability to send either bulk e-mails to all vendors within an industry or personal e-mails to selected vendors on the ISN. These may be used to apprise vendors of the amount of merchandise a buyer can order during a given period ("Open to Buy"), of special products being sought, or to request more specific information on a product. The ISN can also be used to announce business critical information. Via the ISN, the retailer can apprise vendors of buying divisions' merchandise planning and buying goals. These interactive features give the Company's retail customers ready access to diverse merchandise and makes vendors an active part in merchandising decisions, thus giving both the retailer and the vendor a competitive advantage over companies not using the ISN.


         The ISN provides vendors with a pro-active means of showing their products to major retailers, in contrast to passive marketing vehicles such as paper catalogs or samples sent to buyers by mail. The Company standardizes all of its vendors' product line sheets and catalogs in a uniform format which retail buyers are familiar with and will use daily. This current source of information ensures prices, terms, styles, and materials are easy to compare between vendors. This uniform ISN format shortens the time it takes for buyers to view product availability and pricing. At any time, the vendor may add or remove displayed products on its own or with the assistance of the Company. When marketing products through the ISN, vendors will no longer have to devote resources to supporting these retailers' formerly distinct buying formats.

         Internet Electronic Data Interchange ("EDI") - The Internet EDI system, under development by the Company, is designed to promote back-end efficiencies between the retailer and its supply chain. Management expects the Company's Internet EDI to supplant EDI systems currently being used by off-price retailers and their vendors, and to complement mass merchant and national chain retailers supply chain automation systems.


         The Company will incorporate standard EDI functions into its Internet EDI. With the Company's Internet EDI, retailers may send purchase orders to their vendors; send invoice, packing list, and shipping information to retailers; all done in "real-time." All of the electronic documents may be accompanied by digitized product photos to identify the order with the product. This feature is designed to reduce confusion and mistakes in retailers' accounting, receiving, and returns departments. Internet EDI may also provide a retailer with quality assurance by matching the purchased item with the item displayed on the ISN with that on the digitally generated purchase order and invoice.


Business Development Strategy


         Initially, the Company will focus its retailer-centric approach to target off-price retailers. The Company has focused its entire range of services towards automating the time-intensive and costly sourcing methods still being used by off-price retailers and providing these retailers' vendors with an effective Web-based tool to market their products. Moreover, if the Company's system gains a dominant share of this market, Management plans to incorporate a transaction function into its services, thereby making the system a complete sourcing-to-purchasing solution. This first step of the Company's business strategy is designed to accumulate a critical mass of vendor data and product information.


         The Company's strategy is designed to enable it to provide a complete front-end Web-based sourcing and production system for retailers and their supply chain vendors. The Company plans to develop system enhancements that will enable it to serve not only as a sourcing resource but also as a complete closed-loop system that will integrate the entire supply chain architecture. That is, the Company's services may be designed to help retailers with distribution from planning, scheduling, delivery, freight management, trade processing, cross-docking, receiving, processing, factoring, and warehouse management. In addition, the Company's services may close the loop with a complete back-end solution from order management and fulfillment to inventory management (including administration and replenishment) to store operations to Point-of-Sale ("POS"). Additionally, a transaction function may be built into the system whereby a commission may be charged to retailers when they purchase merchandise displayed by vendors on the Company's services.

         The Company believes it is in the interest of the retailers' buyers to contact their vendors and encourage their vendors to subscribe to the Company's services because of the potential buying efficiencies gained through the Company's services. Interested vendors may either contact the Company to subscribe or retailers may provide the Company with their vendor contacts. The Company's sales and marketing professionals may then contact these vendors to offer the Company's services.


         Management has established contracts with several retailers. The most significant of these are Burlington Coat Factory Warehouse Corporation ("BCF") and Family Bargain Corporation ("FBAR"). See "Risk Factor-Reliance on Collaborative Retail Customers."

The Offering


Common Stock offered by the Company 125,000 shares (Minimum)
                                    2,500,000 shares (Maximum)



Common Stock outstanding prior
to the Offering, as of December
31, 1998                            5,750,000 shares(1)

Use of Proceeds                     If  the  Company  raises  the  Minimum,   it
                                    intends to use the  proceeds  for  expanding
                                    its  current  operations  (i.e.,  sales  and
                                    marketing   of   the   Company's   services,
                                    advertising,  establishing  ISN's,  up-grade
                                    its  existing  computer  infrastructure  and
                                    Internet   access,   and   working   capital
                                    purposes).   If  the   Company   raises  the
                                    Maximum, it intends to use the proceeds for expanding its current operations on a larger scale. Such expansion would also include extending its sales and marketing coverage to the Pacific Rim, where many wholesalers and manufacturers base their operations.

(1) The Company has 5,750,000 shares of Common Stock currently outstanding and 250,000 shares of common stock reserved for issuance upon exercise of currently exercisable stock options. See "Stock Options." The Company also granted BCF a warrant to purchase the Company's Common Stock, on a fully diluted basis, equal to ten percent (10%) of the Company pursuant to the Warrant Agreement dated October 15, 1997. See "Key Contracts and Strategic Partners--Burlington Coat Factory Warehouse Corporation" and "Warrants."

Summary Financial Data:

Statement of Operations Data:                  Year Ended June 30,      Six months ended December 31,
                                           --------------------------   -----------------------------
                                               1997           1998           1997         1998
                                           -----------    -----------    ------------- -----------
                                                                                (Unaudited)
Revenues                                   $    35,900    $    65,722    $    38,640   $    29,380
Operating Loss                                (637,208)      (586,807)      (261,658)     (262,933)
Interest Income(1)                              50,397         16,338          9,963        17,066
Loss Before Income Taxes                      (586,811)      (570,560)      (251,695)     (245,867)
Net Loss                                      (587,611)      (571,360)      (251,695)     (245,867)

Basic and Diluted Net Loss Per Share(2)          (0.14)         (0.11)         (0.05)        (0.04)

Weighted Average Shares Used in
  Computation of Net Loss Per Share(3)       4,223,178      5,281,889      4,793,478     5,533,944


Balance Sheet Data:                                  June 30, 1998                                  December 31, 1998
                                    ---------------------------------------------      ---------------------------------------------
                                     (Audited)              (As Adjusted)              (Unaudited)            (As Adjusted)
                                      Actual          Minimum(4)       Maximum(4)        Actual          Minimum(4)       Maximum(4)
                                    -----------      -----------      -----------      -----------      -----------      -----------
Working capital ..............      $   337,646      $ 1,117,646      $18,787,646      $   107,660      $   887,660      $18,557,660

Total assets .................      $   472,496      $ 1,252,496      $18,922,496      $   208,244      $   988,244      $18,658,244

Stockholders' Equity .........      $   421,029      $ 1,201,029      $18,871,029      $   175,162      $   955,162      $18,625,162

(1)  Interest income from loan to Frank Yuan. See "Certain Transactions."

(2) See Note 1 of Notes to Financial Statements for the determination of shares used in computed basic and diluted net loss per share.

(3) Based on shares outstanding as of December 31, 1998, excludes, as of December 31, 1998, (i) 170,000 shares of common stock issuable upon exercise of options outstanding under the Company's 1996 Stock Option Plan at a weighted average exercise price of $0.22 per share and 80,000 shares reserved for future issuance thereunder and (ii) 680,555 (if the Minimum is sold) or 944,444 (if the Maximum is sold) shares of Common Stock issuable upon exercise of outstanding warrants at a weighted exercise price of $4.00 per share. See "Management -- Stock Options" and Notes 1 and 5 of Notes to Financial Statements.

(4) Adjusted based upon the net proceeds to the Company from the sale of the Shares. After deducting offering expenses and underwriting discounts and commissions, the net proceeds are estimated to be approximately $780,000 if the Minimum is sold and $18,450,000 if the Maximum is sold.



                                  RISK FACTORS

         An investment in the Shares being offered hereby involves a high degree of risk as these are speculative securities. Consequently, in addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully by potential investors in evaluating an investment in the Company's Shares.

Future Capital Needs - Additional Funding Requirements


         From its inception in July 1996, the Company funded its operations primarily by raising $1,050,000 through the private sale of 9,500,000 shares of common stock to a limited group of investors. In addition, prior to this Offering, the Company raised approximately $500,000 through the private sale of an additional 2,000,000 shares. In March 1998, the Board of Directors and shareholders effected a 1-for-2 reverse stock split such that after the reverse split a total of 5,750,000 issued shares and 250,000 shares reserved for stock options, remain outstanding. Management believes that the Minimum amount ($1,000,000) together with cash flows from the sale of its Internet services are sufficient to fund operations for the next 12 months and will enable the Company to market its ISN and pursue additional strategic retail customers. If the Maximum ($20,000,000) is raised, the Company expects to fund its current operations, pursue the development of ISN's with Internet EDI capabilities, and expand its operations into the Pacific Rim. Any excess funds will be held in reserve until needed. Because this Offering is being conducted on a best-efforts basis there can be no assurance that either the Minimum or Maximum amounts will be raised. If the Minimum is not achieved, the Company will have to curtail present operations significantly and seek alternative funding sources. In the event the Company is unable to reach the Minimum within one hundred and eighty
(180) days of the date of the commencement of this Offering, the Company will promptly refund all proceeds to the investors, with interest and without any deduction for expenses. See "Use of Proceeds."


         In the event the Company requires additional financing, it may seek such financing through bank borrowing, debt or other equity financing. There can be no assurance that such financing will be available to the Company on acceptable terms, if at all. Any future equity financing may involve the sale of additional shares of the Company's Common Stock on terms that have not yet been established. These terms may be more favorable than those contained herein and would result in dilution to the investors in this Offering.

Limited Operating History; History of Losses

         Although incorporated in July 1996, the Company started its operations in November, 1996. The process of establishing and operating an early stage Internet venture required the Company to incur substantial development costs at a time when revenue sources were limited. As a result, the Company incurred operating losses of $637,208 and $586,807 in the fiscal year ended June 30, 1997 and June 30, 1998, respectively. The revenues from the sale of the Company's services prior to June 30, 1997 and June 30, 1998 totaled $35,900 and $65,722, respectively. See "Selected Financial Data" and "Financial Statements." Because the Company has only recently begun to market its ISN and collect subscription fees, it is difficult to predict when, if ever, it will produce an operating profit.

Viability of Company as Going Concern

         Based  on its  proposed  development  strategy,  and in the  event  the
Company only raises the Minimum, the Company anticipates that the net proceeds from this Offering will be adequate to satisfy the Company's capital and operational requirements for approximately twelve (12) months from the termination of the Offering, at which time it may seek to raise additional capital. If the Company is unable to raise the Minimum, it may seek to raise capital through other means or it may be unable to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", and Note 1 to Notes to Financial Statements and Independent Auditors' Report.


Reliance on Collaborative Retail Customers

         The Company's present strategy is to seek collaborative partners, mainly retailers, for the purpose of creating ISN's for them in exchange for their co-marketing efforts. Such collaborative arrangements, if entered into, may provide the Company with additional revenues and make it easier for the Company to attract subscribers. Although the Company has successfully secured such relationships with BCF and FBAR, there can be no assurance that the Company will be successful in finding other suitable collaborative retail customers to establish ISN's, nor can there be any assurance as to the timing or terms of any such collaboration.

         If the Company is unable to enter into favorable collaborative arrangements, the Company may not have sufficient resources to develop further the ISN's or to market its services to a sufficient number of vendors. The amount and timing of resources devoted to convincing vendors to join the ISN's will be controlled by the retailer. Should the retailer fail to perform any essential functions, the Company's business and results could be materially adversely affected. Moreover, BCF has informed the Company that BCF's vendors have responded negatively to participating in the Company's programs. BCF views its prospects for revenue from the participation agreement as exceedingly dim. As of the date hereof, only a handful of BCF's vendors have agreed to join BCF's ISN, and the system is being used by BCF on a limited basis only. In addition, although the Company will seek exclusive agreements with its collaborative retail customers, there can be no assurance that any of the Company's anticipated collaborative retail customers would not pursue alternative technologies or develop alternative methods on their own or in collaboration with others, including the Company's competitors.

Eligibility of Officers, Directors and Beneficial Stockholders to Participate in the Offering so as to reach the Minimum


         The terms of this Offering permit Officers, Directors and Beneficial Stockholders of the Company to purchase the Shares offered herein in order to reach the Minimum. The purchase of the Shares by the Company's Officers, Directors and Beneficial Stockholders to reach the Minimum would indicate that the Company could experience difficulties in selling the balance of the Shares beyond the Minimum. Any difficulties in fully subscribing the Offering could have a material adverse effect on the value of the investor's interest in the Company. Moreover, in the event that Officers, Directors and Beneficial Stockholders do purchase any Shares offered herein, the percentage ownership of these persons (see "Principal Stockholders") will increase thus decreasing the ownership percentages of any new investors.


Immediate and Substantial Dilution

         The price at which the Shares are to be sold in the Offering is significantly higher than the price per share that was paid by the Company's current shareholders. Investors participating in this Offering will incur immediate and substantial dilution in that the net tangible book value per share of Common Stock after the Offering will be substantially less than the per share offering price of Common Stock. The investors in this Offering will suffer immediate dilution of approximately $7.84 (or 98% of the Offering Price) if the Minimum is sold, and approximately $5.74 (or 72% of the Offering Price) if the Maximum is sold. To the extent outstanding options or warrants to purchase the Common Stock are exercised, new investors will incur further dilution. See "Dilution."


Arbitrary Determination of Selling Price



         The $8.00 per share offering price for the Shares offered herein was determined by the Company. The $8.00 per share offering price assumes the Company's valuation to be: (i) approximately $75,555,552 based on a total of 9,444,444 shares to be outstanding upon completion of the Offering if the Maximum (2,500,000 shares) is sold and assuming the exercise of 250,000 options to purchase Common Stock (of which 80,000 have not been issued) and the exercise of BCF's warrant to purchase Common Stock (ten percent (10%) of the total outstanding number of shares which in the case of the Maximum would equal 944,444 shares of Common Stock); and (ii) approximately $54,444,448 based on a total of 6,805,556 shares to be outstanding upon completion of the Offering if the Minimum (125,000 shares) is sold and assuming the exercise of 250,000 options to purchase Common Stock (of which 80,000 have not been issued) and the exercise of BCF's warrant to purchase Common Stock (ten percent (10%) of the total outstanding number of shares which in the case of the Minimum would equal 680,556 shares of Common Stock). The offering price does not necessarily bear any relationship to the Company's asset value or net worth. Factors considered by the Company in setting the purchase price include the Company's current financial condition, its future prospects, the state of the markets for its services, the experience of management, and the economics of the industry in general, among others. Each prospective investor should make an independent evaluation of the fairness of the purchase price.


Impact of "Year 2000" Problem.

         The Company and its affiliates may be adversely affected by the "Year 2000" problem, which is a result of computer programs being written using two digits rather than four to define the applicable year. As a result of this problem, the Company's date-sensitive computer programs that use a two digit dating system may recognize a date using "00" as the year 1900 rather than 2000. The impact of this problem is difficult to assess at this time, but this problem could result in a system failure or miscalculation causing disruptions of operations, including a temporary inability to process transactions, send invoices, retain accurate data, or engage in normal business activities. The
Year 2000 problem could also affect the operations of clients, vendors, and others with whom the Company does business, thereby adversely affecting the Company as well. Management is undertaking an evaluation of its computer programs for Year 2000 problems and plans to make appropriate corrections to or substitutions of software if necessary. Based on its current evaluation of its computer software, Management does not believe that the Company's operations will be significantly affected by the Year 2000 problem. However, if modifications or substitutions of software prove to be necessary and are not made, or if others with whom the Company does business (including suppliers, contractors and utility companies) suffer more significant Year 2000 problems, the Year 2000 problem could have an adverse effect upon the operations of the Company.

Intellectual Property Protection.


         The Company believes that its proprietary technology has significant value and will be important to the marketing of its services and products. The Company has no patents and relies primarily on copyright and trade secret laws to protect its proprietary technology. The Company has no trademarks registered anywhere. It is possible that competitors of the Company or others will adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition, and operating results.

Best Efforts.

         The Company is offering the Shares on a "best efforts" basis through a selling group organized by the Company. Accordingly, there can be no assurance that any or all of the Shares will be sold.


Loss of Use of Monies for up to One Hundred and Eighty (180) Days.

         The Shares are offered directly by the Company through a selling group subject to the subscription and payment for not less than 125,000 Shares, offered by the Company during the "Holding Period," which shall begin with the commencement of the Offering and terminate upon the earlier of (i) the date upon which the escrow agent, Imperial Bank, confirms that it has received the Minimum in deposited funds in a specified escrow account, (ii) within 180 days of the date of the commencement of this Offering, (iii) the date upon which the Company terminates the Offering prior to the sale of the Minimum, or (iv) the date upon which the Company announces the completion of the Offering at any time after the sale of the Minimum. All subscription payments received during the Holding Period will be deposited into an interest bearing escrow account. Accordingly, the investors could lose the use of their monies for up to a period of 180 days if the Minimum has not been reached. If the Minimum has not been reached, all proceeds will be promptly returned to subscribers without deduction for commissions or expenses.

Dependence on the Internet

         Because the Company's products and services are directly marketed over the Internet, the future success of the Company will depend in large part on whether the Internet proves to be a viable commercial marketplace. Whether because of inadequate development of the necessary infrastructure or as a result of fraud, or any other cause, if retailers lack confidence in sourcing products over the Internet the Company's business, operating results and financial condition will be materially adversely affected.

Rapid Technological Change; Dependence on New Product Development



         The Internet market in which the Company intends to compete is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its existing products and services and develop new technologies and products that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. The Company's success will also depend substantially upon its ability to anticipate, and to adapt its products and services to its collaborative retail customers preferences. There can be no assurance that technological developments will not render some of the Company's products and services obsolete, or that the Company will be able to respond with improved or new products, services, and technology that satisfy evolving retailer and vendor expectations. Failure by the Company to develop or introduce new products, services, and enhancements in a timely manner could have a material adverse effect on the Company's business, financial condition and operations. Also, to the extent one or more of the Company's competitors introduces products that better address the retailer's needs, the Company's business would be materially adversely affected.



Delays in New Product and Service Development and Introduction

         The process of developing products and services such as those offered by the Company is extremely complex and it is highly likely that the Company will experience delays in developing and introducing new products and services in the future. If the Company is unable to develop and introduce new products, services or enhancements to existing products and services in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial conditions would be materially adversely affected. Also, announcements of currently planned or other new products and services may cause customers to delay their subscription decisions in anticipation of such products and services, which could have a material adverse effect on the Company's business, operating results and financial condition, especially if the introduction of such products and services is delayed.

Flaws and Defects in Products and Services

         Products and services as complex as those offered by the Company may contain undetected flaws or defects when first introduced or as new versions are released. Any inaccuracy or defects may result in adverse products and service reviews and a loss or delay in market acceptance. There can be no assurance that flaws or defects will not be found in the Company's products and services. If found, flaws and defects would have a material adverse effect upon the Company's business operations and financial condition.

Management of Potential Growth


         The Company's ability to manage its future growth, if any, will require it to continue to implement and improve its operational, financial and management information systems and control and to hire and train new employees, including management, marketing and technical personnel, and also to motivate and manage its new employees and to integrate them into its overall operations and culture. Although the management team has successfully grown other companies, there can be no assurance that the Company will be able to perform such actions successfully. The Company's failure to manage growth effectively would have a material adverse effect on the Company's results of operations and its ability to execute its business strategy.

No Prior Market; Possible Volatility of Share Price

         Prior to this Offering, there has not been a public market for the Shares and none is anticipated to develop in the near future. It is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained. In the event a regular public trading market does not develop, any investment in the Company's Common Stock would be highly illiquid. Accordingly, an investor in the Shares may not be able to sell the Shares readily.

         Although the Company intends to apply for quotation on the Nasdaq National Market, if the Common Stock is listed, there can be no assurance as to the development or liquidity of any trading market for the Common Stock or that investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The initial public offering price for the shares of Common Stock has been determined by the Company and may not be indicative of the market price of the Common Stock after the Offering.


         Furthermore, the trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's quarterly operating results, announcements of technological innovations, or new services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet or online service companies, announcements by the Company or its competitors of significant acquisitions, strategic relationships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock or other securities of the Company in the open market and other events or factors, many of which are beyond the Company's control. Further, the stock markets in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of Management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.


Adverse Effect on Market Price of Shares by Shares Eligible for Future Sale

         All 5,750,000 shares of Common Stock issued by the Company and 250,000 shares reserved for stock options, after taking into account the 1-for-2 reverse stock split prior to this Offering, were offered and sold by the Company in private transactions in reliance on an exemption from registration under the Securities Act. Accordingly, all of such securities are "restricted securities" within the meaning of Rule 144 and cannot be resold without registration, except in reliance on Rule 144 or another applicable exemption from registration.

         In general, Rule 144 imposes a minimum holding period of one year for restricted securities. Thereafter, if restricted or other securities are sold for the account of a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, the amount of securities sold, together with all sales of restricted securities and other securities of the same class for the account of such person within the preceding three months shall not exceed the greater of: (i) one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the issuer, or (ii) the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the required notice, or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or (iii) the average weekly volume of trading in such securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934 during the four-week period specified in (ii) above. The seller also must comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares are aggregated) who is not, at the time of the sale, nor during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares under Rule 144 without regard to notice, manner of sale, public information or the volume limitations described above.


         Future sales of Shares of Common Stock by the Company could materially adversely affect the prevailing market price, if any, of the Company's Common Stock. In addition, there are 250,000 shares reserved for future issuance under the Company's stock option plan for grants to management and employees. The shares of Common Stock underlying these options would represent 4.2% of the Company's outstanding Common Stock prior to this Offering, assuming all the options were exercised. The Company is unable to predict the effect those sales by the Company, if any, or potential sales under any future stock option plan, may have on the market price of the Common Stock prevailing at the time of any such sales.

         Additionally, BCF owns a warrant (the "Warrant") to purchase the Company's Common Stock, on a fully diluted basis, equal to ten percent (10%) of the Company pursuant to the Warrant Agreement dated October 15, 1997. The Warrant is currently exercisable at $4.00 per share. The Warrant expires upon the earlier of the following dates: (i) October 15, 2002 or (ii) 30 days after the closing of a firm underwritten public offering of the Company's securities with which the aggregate gross proceeds to the Company are at least $5,000,000 and the offering price is at least $4.00 per share. The exercise of the Warrant would result in a substantial amount of shares being issued which could dilute the investors in this Offering if the Warrant was exercised at a time when the shares of the Company were trading at a price above this Offering price.


Dividends


         The Company has not paid any dividends or made distributions to its investors and is not likely to do so in the foreseeable future. The Company presently intends to retain earnings for use in its business. Additionally, the Company may fund a portion of its future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding. Therefore, investors should purchase Shares with the understanding that Management's goal is to build value by increasing the size of the business and not by paying dividends. See "Dividend Policy."

Control

         Regardless of whether the Minimum or Maximum number of the Shares are sold pursuant to this Offering, control of the Company will remain with the present equity owners after the completion of the Offering. As a result, these stockholders will be able to control the Company and its operations, including the election of at least a majority of the Company's Board of Directors and thus, the policies of the Company. See "Principal Stockholders."

Competition

         With the popularity of the Internet growing daily and as computer hardware (i.e., servers) and creating/maintaining web sites becomes more affordable, other on-line services may appear or are already established which will try to create an electronic link between vendors (wholesalers and manufacturers) on one side and retailers on the other. Some of those businesses may have far greater financial and marketing resources, operating experience and name recognition than the Company. Potential competitors include AT-Net (http://www.at-net.com), Apparel Exchange (http://aparelex.com), RagNet (http://www.ragnet.com), XMNet (http://www.xmnet.com), E.R.I.C Worldwide Enterprises (http://ericww.com), ICES, Inc. (http://www.icesinc.com), The Mart (http://www.themart.com), Apparel.Net (http://www.apparel.net), and Global Textile Network (http://www.g-t-n.com). All these web sites take different approaches ranging from creating "yellow page" type listing to acting as a middleman in transactions. To the best of the Company's knowledge, all of them charge membership and transaction fees higher than those charged by the Company to join its VTS. Moreover, as far as the Company is aware, some of these companies charge buyers a monthly access fee to view products over the Internet. Most importantly, the Company believes that none of these web sites focus on the retailers. It is Management's belief that an important factor that vendors consider in joining an Internet service is whether retail buyers will actually see their products. Management also believes that buyers will be less inclined to visit a web site where they have to pay to visit if there are no assurances that the web site will include substantive product information. As such, Management believes that these competing web sites will have difficulty attracting and maintaining subscribers as well as attracting buyers. The Company seeks to address this potential drawback by offering services which are retailer-centric. See "Business: Sales and Marketing." Notwithstanding, these potential competitors, as well as the entry of more competitors offering similar web sites, could have a material adverse effect upon the Company's business, operating results and financial condition.

Dependence on Founder and Key Personnel

         The Company's business depends to a large extent on retaining the services of its founder, Frank S. Yuan (Chief Executive Officer and President), as well as James Zheng (Chief Technology Officer) and David Rau (Chief Financial Officer). Frank S. Yuan is a principal stockholder in the Company. The Company's operations could be materially adversely affected if, for any reason, one or more of the above officers ceases to be active in the Company's management. The Company has sought to minimize the possible loss of Mr. Rau to competitors by having each of them execute employment agreements containing non-competition and non-disclosure covenants. It is important to note that the ability of the Company, or a State court, to enforce or partially enforce the non-competition covenant in the employment agreements may be limited by State law. The Company has no key-person life insurance policy on any of the above-mentioned key personnel. See "Management" and "Principal Stockholders."

Lack of Full-Time Systems Administrator

         Currently, the Company utilizes the services of James Zheng and his assistant, Joseph Sloan, who both function as the Company's Systems Administrator. However, neither of them are working in that capacity on a full-time basis. Rather, Mr. Zheng is working on an on-call basis and devotes at least one day a week to maintaining the Company's system, network, and database. Mr. Sloan works solely on an on-call basis. Depending on the success of this Offering, the Company expects to hire a full-time Systems Administrator.

Pending Litigation


         The Company has been named as a defendant, along with BCF, in a lawsuit brought by Stanley Rosner ("Rosner"), an individual. In March 1998, Rosner commenced an action in the Supreme Court of the State of New York, Nassau County, New York, (Index No. 98-006524). Rosner alleges breach of oral and written contracts between the Company and Rosner and between BCF and Rosner in 1997. Rosner claims that he is due certain fees from both the Company and BCF for services allegedly rendered in connection with certain transactions and alleged transactions involving the Company and BCF. Such transactions and alleged transactions relate to the Internet services that the Company may provide to BCF and contemplated transactions arising from vendors of BCF. Rosner claims that he is due damages in an amount not less than $5,000,000 plus unspecified punitive damages from both the Company and BCF. Rosner's attorney has agreed that the Company and BCF are entitled to have the venue of the lawsuit transferred from Nassau County, New York to New York County (Manhattan), New York; Rosner's attorney also agreed to arrange for the transfer. Rosner's attorney also agreed that the Company's and BCF's responsive papers would be due no later than ten (10) days after notice of such transfer had been served. To date, the Company has not received notice of the proposed transfer of venue and has not filed its responsive papers or otherwise moved against the complaint.


         The Company intends to vigorously defend this action. The Company believes that it is not obligated to make any payments to Rosner and has meritorious defenses to all of Rosner's allegations. However, if the Company does not prevail and a significant damage award against the Company is granted, this would have a material adverse effect upon the Company.


                                 USE OF PROCEEDS



         The net proceeds to the Company from the sale of the Shares in this Offering are estimated to be approximately $780,000 if the Minimum is sold, and $18,450,000 if the Maximum is sold, after offering expenses. The Company expects to use the net proceeds for the purposes outlined below.

                                                          Minimum           Up To          Up To            Up To          Maximum
                                                          $780,000       $5,000,000     $10,000,000     $15,000,000     $18,450,000
                                                         -----------     -----------     -----------     -----------     -----------
UNITED STATES OPERATIONS
Marketing
     Staff
         Director of Marketing                                           $    75,000     $    75,000     $    75,000     $    75,000
         Retailer-Focused Marketers                                      $    75,000     $   150,000     $   225,000     $   300,000
         Vendor-Focused Marketers                        $   100,000     $   250,000     $   400,000     $   500,000     $   600,000
     Marketing Materials (printed
       brochures, etc.)                                  $    50,000     $   200,000     $   400,000     $   500,000     $   600,000
Advertising
     Print Ads (trade publications,
       Internet, etc.)                                   $   200,000     $ 2,000,000     $ 4,000,000     $ 6,000,000     $ 8,000,000
     Trade Shows (attendance, booth, etc.)               $    60,000     $   200,000     $   500,000     $   750,000     $ 1,000,000
Technical
     Staff
         Chief Technology Officer                                        $   120,000     $   120,000     $   120,000     $   120,000
         Technical Support                               $    50,000     $   100,000     $   150,000     $   150,000     $   150,000
         Customer Service                                                $    20,000     $    40,000     $    60,000     $    80,000
     R&D Internet EDI                                    $    50,000     $   150,000     $   200,000     $   300,000     $   400,000
     Upgrade Computers Hardware/Internet Access          $    40,000     $    75,000     $   100,000     $   125,000     $   150,000
Working Capital
     LA Office Expansion                                 $    50,000     $   100,000     $   150,000     $   200,000     $   250,000
     NY Office Set-Up                                                    $   100,000     $   200,000     $   300,000     $   400,000
     Reserve                                             $   180,000     $   535,000     $ 1,515,000     $ 1,695,000     $ 1,725,000
FOREIGN OPERATIONS
     Office Set-Up (fixtures, computers, etc.)                           $   100,000     $   200,000     $   400,000     $   600,000
     Marketing/Advertising (print ads,
       marketing materials, etc.)                                        $   400,000     $   800,000     $ 1,600,000     $ 2,000,000
     Working Capital (payroll, rent,
       utilities, etc.)                                                  $   500,000     $ 1,000,000     $ 2,000,000     $ 2,000,000
TOTAL                                                    $   780,000     $ 5,000,000     $10,000,000     $15,000,000     $18,450,000

Description of Use of Proceeds

         Minimum: If the minimum amount of shares are subscribed to as part of this Offering, the Company intends to use the proceeds for the expansion of its current operations (i.e., sales and marketing of the Company's services, advertising, establishing ISN's, up-grading its existing computer infrastructure and Internet access, and working capital purposes).

         Maximum: If the maximum amount of shares are subscribed to as part of this Offering, the Company will use all proceeds received as noted above.

         The Company does not contemplate changes in the proposed allocation of estimated net proceeds of this Offering. However, the foregoing are estimates and events may require changes. Therefore, the Company reserves the right to make changes, if appropriate. Pending application of the net proceeds as described herein, the Company intends to invest the net proceeds in short-term, interest bearing, investment-grade securities.


                                 DIVIDEND POLICY

         The Company has not declared or paid dividends since its inception. The Company presently intends to retain all earnings to facilitate growth and does not anticipate paying cash dividends in the foreseeable future. Although the Company has no present plans to pursue additional financing through bank borrowing, debt or other equity financing, the pursuit of such financing may prohibit the payment of dividends. See "Description of Capital Stock."


                                 CAPITALIZATION


         The following table sets forth the actual unaudited capitalization of the Company on December 31, 1998, and also provides the pro forma capitalization of the Company as of December 31, 1998, after giving effect to the sale of the Minimum (125,000 Shares) and the Maximum (2,500,000 Shares) number of Shares offered hereby at the public offering price of $8.00 per share and the application of the estimated net proceeds:

                                               December 31, 1998
                                               ------------------
                                             Pro Forma As Adjusted
                                             ---------------------
                                      Actual         Minimum         Maximum
                                   ------------    ------------    ------------
Stockholders' Equity:

Common Stock, No Par Value,
40,000,000 Shares Authorized


  5,750,000 (Actual) 5,875,000 (Minimum)
     8,250,000 (Maximum) Shares
     Issued and Outstanding        $  1,550,000    $ 2,330,000     $ 20,000,000

  Additional Paid-In Capital:            30,000         30,000           30,000

Accumulated Deficit                  (1,404,838)    (1,404,838)      (1,404,838)
                                   ------------    ------------    ------------
Total Stockholders' Equity:        $    175,162    $   955,162    $  18,625,162
                                   ============    ============    ============


         In reliance upon the registration exemption provided for in Section 4(2) of the Securities Act of 1933, as amended, the Company raised working capital through two separate private offerings. The Company initially raised $1,050,000 through the first private offering resulting in the issuance of 9,500,000 shares of the Company's Common Stock. Thereafter, pursuant to the approval of the Board of Directors, the Company raised an additional $500,000 through the second private offering resulting in the issuance of 2,000,000 shares of the Company's Common Stock. As a result of the two private offerings the Company had issued a total of 11,500,000 shares of the Company's Common Stock, excluding 500,000 shares that have been issued or are held in reserve as stock options. Subsequently, in March 1998, the Board of Directors and shareholders effected a 1-for-2 reverse stock split such that a total of 6,000,000 shares, including stock options, remain outstanding.


                                    DILUTION


         On December 31, 1998, the Company had an unaudited net tangible book value of $175,162 or $0.03 per share. The net tangible book value per share is equal to the Company's total assets less total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of the Minimum and Maximum number of shares offered hereby at the public offering price of $8.00 per share, and the application by the Company of the estimated net proceeds after deducting expenses, the pro forma net tangible book value of the Company as of December 31, 1998, would have been $955,162 and $18,625,162 respectively, or $0.16 per share and $2.26 per share, respectively. This represents an immediate increase in net tangible book value of $0.13 and $2.23 per share, respectively, to existing shareholders and an immediate dilution of $7.84 per share and $5.74 per share to new investors purchasing shares in this Offering. The following table illustrates the per share dilution in net tangible book value per share to new investors at the Minimum and Maximum Offering:


                                                       Minimum      Maximum
                                                       --------    --------
Public Offering Price Per Share                        $   8.00    $   8.00

   Net Tangible Book Value Per Share as
     of December 31, 1998                              $   0.03    $   0.03

   Increase in Net Tangible Book Value
     Per Share attributed to New Investors             $   0.13    $   2.23

Pro Forma Net Tangible Book Value Per
   Share after this Offering:                          $   0.16    $   2.26

  Net Tangible Book Value Dilution Per
   Share to New Investors                              $   7.84    $   5.74


         The following  table sets forth,  on a pro forma basis,  as of December
31, 1998, the difference between existing stockholders and the purchasers of Shares at the Minimum and Maximum amounts sold in this Offering with respect to the number of shares purchased, the total consideration paid, and the average price paid per share:


                                         Shares Purchased              Total Consideration
                                      ----------------------       -------------------------
                                      Number         Percent       Amount            Percent      Average Price Per Share
                                      ------         -------       ------            -------      -----------------------
Minimum Sold
   Existing Shareholders (1)        6,000,000           98%      $ 1,620,020            62%              $0.27
   New Investors                      125,000            2%      $ 1,000,000            38%              $8.00
                                                                 -----------                             -----
   Total:                           6,125,000          100%      $ 2,620,020           100%              $0.43
                                    =========          ===       ===========           ===               =====

Maximum Sold
   Existing Shareholders(1)         6,000,000           71%      $ 1,620,020             8%              $0.27
   New Investors                    2,500,000           29%      $20,000,000            92%              $8.00
                                    ---------          ---       -----------           ---               -----
   Total                            8,500,000          100%      $21,620,020           100%              $2.54
                                    =========          ===       ===========           ===               =====


(1) As used herein, the 6,000,000 shares purchased by existing shareholders assumes 5,750,000 shares of issued Common Stock plus the grant and exercise of 175,000 shares of stock reserved for stock options at $0.40 per share, and 75,000 shares for $20.


                             SELECTED FINANCIAL DATA


         The selected  financial data presented  below, for the years ended June
30, 1997 and 1998,  respectively have been derived from the Financial Statements of the  Company  which have been  audited by KPMG,  LLP,  independent  certified public  accountants.  The Financial  Statements  and the  independent  auditors'
report therein are included elsewhere in this Prospectus. The selected financial data for the six months  ended  December  31, 1997 and 1998,  respectively,  are derived from unaudited  financial  statements of the Company.  In the opinion of
Management,   the  unaudited   financial   statements   have  been  prepared  on
substantially the same basis as the audited financial  statements,  and, include all adjustments,  consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The financial data should be read in conjunction with "Management's Discussion and Analysis of
Financial Condition and Results of Operations" and the Financial  Statements and
Notes thereto included elsewhere in the Prospectus.

Statement of Operations Data:                  Year Ended June 30,       Six months ended December 31
                                           --------------------------    ----------------------------
                                               1997           1998            1997         1998
                                           -----------    -----------     ------------- -----------
                                                                                 (Unaudited)
Revenues                                   $    35,900    $    65,722     $    38,640   $    29,380
Operating Loss                                (637,208)      (586,807)       (261,658)     (262,933)
Interest Income(1)                              50,397         16,338           9,963        17,066
Loss Before Income Taxes                      (586,811)      (570,560)       (251,695)     (245,867)
Net Loss                                      (587,611)      (571,360)       (251,695)     (245,867)

Basic and Diluted Net Loss Per Share(2)          (0.14)         (0.11)          (0.05)        (0.04)

Weighted Average Shares Used in
  Computation of Net Loss Per Share          4,223,178      5,281,889       4,793,478     5,533,944

(1)    Interest income from loan to Frank Yuan, see "Certain Transactions".
(2)    See Note 1 of Notes to Financial Statements.


Balance Sheet Data:                                   June 30, 1998                              December 31, 1998
                                    ---------------------------------------------      ---------------------------------------------
                                      (Audited)             (As Adjusted)              (Unaudited)            (As Adjusted)
                                       Actual          Minimum          Maximum          Actual          Minimum          Maximum
                                    -----------      -----------      -----------      -----------      -----------      -----------
Working capital ..............      $   337,646      $ 1,117,646      $18,787,646      $   107,660      $   887,660      $18,557,660

Total assets .................      $   472,496      $ 1,252,496      $18,922,496      $   208,244      $   988,244      $18,658,244

Stockholders' equity .........      $   421,029      $ 1,201,029      $18,871,029      $   175,162      $   955,162      $18,265,162



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed in "Risk Factors" and elsewhere in this Prospectus.

Introduction


         The Company was formed in July, 1996 to develop, establish, and market web-based E-commerce solutions for retailers and their supply chains. These solutions take the form of three interlocking services: (1) a Virtual Trade Show ("VTS"), (2) an Internet Sourcing Network ("ISN"), and (3) Internet EDI (which is still in the developmental stages). The business strategy of the Company is focused on establishing collaborative relationships with U.S.-based retailers wherein the Company will provide the retailer with an ISN in return for their assistance in marketing the ISN to their supply chain vendors. After establishing ISN's for these collaborative retail customers, the Company intends to use the Internet's near-global accessibility to expand these retailers' supply chains to foreign producing countries, primarily in the Pacific Rim. If the Maximum amount is raised, the Company intends to use a substantial portion of the proceeds from this Offering to implement its business strategy.


         During the development stage of the Company, the Company's primary activities have involved developing its VTS and ISN software and database (the "Software"), organizing its sales force, and marketing its VTS and ISN. Research and development costs are expensed as incurred. Selling expenses consist primarily of salaries, commissions, and administrative costs associated with the Company's payroll and marketing personnel. General and administrative expenses include the costs of consultants and other administrative functions of the Company.


Financial Condition and Results of Operations:

         The Company has had two and one-half years of operation.

         Fiscal Years Ended June 30, 1997 and 1998

         The following discussion sets forth information for the fiscal year ended June 30, 1998 compared with the fiscal year ended June 30, 1997. This financial information has been derived from audited financial statements of the Company contained elsewhere in the Prospectus.

         For the fiscal year ended June 30, 1998, the Company had revenues totaling $65,722 representing an increase of $29,822 from same period a year ago, consisting primarily of fees paid by users of the Company's VTS, web design services and ISN's users. The Company's operating expenses for the year ended June 30, 1998, totaling $652,529 consisted of $139,680 for the cost of revenue and $512,849 for general administration and selling expenses, representing a decrease of $20,579 from the year ended June 30, 1997. Consequently, the Company experienced a net loss of $571,360 for the year ended June 30, 1998.

         Six months ended December 31, 1997 and 1998

         The following discussion sets forth information for the six months ended December 31, 1998 compared with the six months ended December 31, 1997. This information has been derived from unaudited interim financial statements of the Company contained elsewhere in the Prospectus and reflects, in Management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Results of operations for any interim period are not necessarily indicative of results to be expected from the full fiscal year.

         For the six months ended December 31, 1998, the Company had revenues totaling $29,380 representing a decrease of $9,260 from same period a year ago, consisting primarily of fees paid by users of the Company's VTS, web design services and ISN's users. The Company's operating expenses for the six months ended December 31, 1998, totaling $292,313 consisted of $60,361 for the cost of revenue and $231,952 for general administration and selling expenses, representing a decrease of $7,985 from the six months ended December 31, 1997. Consequently, the Company experienced a net loss of $245,867 for the six months ended December 31, 1998.

Status of Operations


         Originally, the Company's business model was to solicit vendors to display products on its VTS. Accordingly, the Company solicited approximately 1,800 vendors who had shown some interest in joining the Company's VTS program. The Company was able to complete 600 websites for the vendors who showed interest in the VTS; however, only 250 of the 600 vendors eventually committed to the Company's services. Based on this experience, the Company decided to change its business model. The Company's current business model focuses on the retailer and forming strategic retail relationships. Pursuant to this new business model, the Company plans to utilize the marketing power of its retail customers to attract subscriptions from vendors. Under this new business model, the Company believes that the collection rate for any accounts will improve.


Participation Agreements


         On October 15, 1997, the Company entered into a Participation Agreement with Burlington Coat Factory Warehouse Corporation ("BCF"). Under the terms of the Participation Agreement, BCF would assist the Company in marketing the ISN to BCF's vendors in return for a portion of the monthly hosting fees. The Company is required to pay BCF 50 percent of the monthly hosting fees collected from vendors who join BCF's ISN as well as 50 percent of the additional monthly hosting fees collected from vendors who decide to join BCF's ISN as a secondary ISN. The Company is also required to pay BCF 33 percent of the monthly hosting fees collected from vendors who appear on BCF's vendor list but wish to join another ISN the Company has created for a different retailer as well as 33 percent of monthly hosting fee collected from foreign (non-US) vendors who join BCF's ISN. Moreover, the Company is required to pay BCF 5 percent of all monthly hosting fees collected from US vendors of products in the apparel, linens, juvenile furniture, and footwear industries who did not join BCF's ISN. See "Risk Factors--Reliance on Collaborative Retail Customers," and "Key Contracts and Collaborative Retail Customers."


         On January 27, 1998, the Company entered into a similar Participation Agreement with Family Bargain Corporation ("FBAR"). Under the terms of the Participation Agreement, FBAR would assist the Company in marketing the ISN to FBAR's vendors in return for a portion of the monthly hosting fees. Unlike the Company's Participation Agreement with BCF, FBAR will only receive 33 percent of the monthly hosting fees collected from vendors who join FBAR's ISN.

Income Taxes

         Since its inception, the Company has been taxed as a C corporation. Accordingly, the Company has available as of December 31, 1998 approximately $1,300,000 in net operating loss carry forwards which can be used to offset future federal taxable income. However, the utilization of net operating losses may be subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code.

Liquidity and Capital Resources

         Since its inception, the Company's principal source of capital has been private placements of equity. Specifically, through the use of private placements, the Company was able to raise $1,550,000 in capital through the issuance of 11.5 million shares of Common Stock described as follows:

         a. From August, 1996 to January, 1997, the Company raised $1,050,000 in an initial private placement of 9.5 million shares of Common Stock. 4.5 million shares were sold to Frank S. Yuan, founder and President of the Company, for $50,000. The remaining 5 million shares were sold at $0.20 per share.

         b. From November, 1997 to March, 1998, the Company raised an additional $500,000 through a second private placement of 2 million shares of Common Stock. All the shares were sold for $0.25 per share.

         In March, 1998, the Board of Directors and majority of the shareholders approved a 1-for-2 reverse stock split. The reverse stock split would also affect the stock options held by key employees. See "Stock Options." After giving effect to the 1-for-2 reverse stock split, the Company had a total of
5.75 million shares of Common Stock outstanding.


         The Company experienced losses from operations of $571,360 for the year ended June 30, 1998 and $245,867 for the six months ended December 31, 1998. From the inception of the Company in July 1996, the Company has incurred substantial costs for the development of its software. These software costs are the main reasons for the Company's losses in year one. In years two and three, the Company incurred substantial costs for its overhead and marketing programs to launch the Company's services. The marketing costs and overhead are the primary reasons for the costs relating to operations for these two years. As of December 31, 1998, the Company had $133,227 in cash and cash equivalents and $175,162 in net stockholders' equity. In December 1998, the Company obtained a written commitment for a line of credit from a bank. The bank committed to provide a $300,000 line of credit, bearing interest at the bank's prime rate plus 1.5%. The line of credit will expire on June 30, 1999. The Company committed to issue a warrant of 20,000 shares of the Company's common stock to the bank. The warrant will have a term of five years and have an exercise price equal to the initial public offering price of the Company's common stock. Since December 31 1998, the Company has continued to experience losses from operation and increases in net deficit. Management estimates the Company's monthly burn rate to be between $20,000 and $40,000. As for November and December, 1998, the Company's burn rate was $18,451 and $44,579 respectively. Accordingly, the Company needs to raise capital to be continue its development strategy. Management expects this capital requirement to be met from the proceeds of the Offering if an amount greater than the Minimum is raised. If the Company is unable to raise the Minimum amount in this Offering, it may look to raise capital through other means, or it may be unable to continue as a going concern. See "Risk Factors -- Limited Operating History; History of Losses" and Note 1 of Notes to Financial Statements and Independent Auditors' Report.

         Based on its development strategy, the Company anticipates that the net proceeds of this Offering, if the Minimum is raised, will be adequate to satisfy the Company's capital and operation requirements for approximately 12 months from the consummation of this Offering, at which time the Company may seek to raise additional capital. The Minimum net proceeds of this Offering prior to the deduction of offering expenses are estimated to be approximately $780,000 ($18,450,000 if the Maximum amount is raised), assuming an estimated initial public offering price of $8.00 per share. The Company's future capital requirements may vary materially from those now planned because of results of operation, retailer and wholesaler acceptance of the Company's services, among other factors. See "Risk Factors -- Reliance on Collaborative Retail Customers; Dependence on the Internet."


         In the event of unanticipated developments during the next 12 months, or to satisfy future funding requirements, the Company will fund its operation through public or private offerings of securities, with collaborative or other arrangements with corporate partners or from other sources. Additional financing may not be available when needed or on terms acceptable to the Company. If adequate financing is not available, the Company may be required to delay, scale back or eliminate certain of its development programs and curtail its development strategy. To the extent the Company raises additional capital by issuing securities, dilution to investors purchasing shares in this Offering may result.

                                    BUSINESS

Overview

         Cyber  Merchants  Exchange,  Inc.  d.b.a.  C-ME.com  (the  "Company" or
"C-ME") is a business to business electronic commerce company serving the worldwide retail industry. The Company provides its customers with an Internet-based communications system that enables retailers and suppliers to conduct negotiations and to facilitate electronically the purchase and sale of merchandise on a global basis. Using proprietary software, the Company maintains a secure yet open electronic network that enables retailers to conduct on-line communications and transactions with their vendors and suppliers. This communications and trading process is generally referred to in the retail industry as "sourcing." High volumes of product and transaction data are exchanged between retailers and their suppliers in order for buy-sell transactions to be initiated, negotiated and closed. This critical sourcing process typically requires a substantial amount of time and attention from both the retail merchandise buyer and the salesperson of a manufacturer or distributor. The Company's related software products and services are designed to make this sourcing function substantially more effective and efficient, and to facilitate the workflow management of retail industry buyers and sellers.

         When utilized to their full capability and employed on a wide-scale basis, the Company believes that its products are capable of reducing a retailer's cost of sourcing and, more importantly, substantially expediting the sourcing process and more effectively managing the quality performance of vendors. Consequently, the Company's software products and services enable merchandising, manufacturing and shipping decisions to be made by all parties at dates closer to the selling season, helping such parties make better informed and more timely business decisions. The objective is to enable clients that source products through the Company's software products and services to obtain lower costs, increased sales volume, faster inventory turnover, fewer involuntary price discounts and improved margins and profitability.

Services Offered

         Overview of the C-ME System


         The Company's Internet-based system was designed to meet the general merchandising needs of retailers and their vendor suppliers, with an initial emphasis placed on the bargain, or "off-price," apparel market segment. To that end, the Company has developed three interrelated services:


         Virtual Trade Show ("VTS") - The Company's VTS system provides apparel buyers and sellers with a continuous, revolving product forum showcase, and gives the Company a dynamic gateway presence on the World Wide Web. The VTS functions in two capacities:

         1) The system houses, for general marketing purposes, vendors' products in easily recognizable standard industry categories. The showcases contain complete descriptions, vital information (sizes, shipping, cost, etc.), and digital photographs of the products.

         2) The system allows buyers to search for products efficiently. The VTS features the Company's Product Driven Search Engine which retrieves products by category, such as shoes, men's outerwear, or women's sweaters. In addition, through the use of the Company's focused broadcasting or "FOCASTING" software, retail buyers have the ability to customize their product searches by having selected product categories broadcasted, or "pushed," to their computers with daily-changing products. Buyers must log on with a password in order to utilize the VTS FOCASTING software.

         To join the VTS, vendors pay $300 to place up to 15 product listings on the system and a $30 monthly maintenance fee; a significant savings compared to standard trade show booths which can cost up to $10,000 for a 10' x 10' booth. Each additional product displayed by the vendor increases the monthly maintenance fee by $1. If the vendor requires C-ME to input text and upload graphics for a product, the vendor is charged $5 per product. A member's contract is valid as long the vendor maintains its subscription. As an added benefit, vendors who join the VTS receive a detailed home page along with a shared domain name.

         The VTS is dynamic by nature. As such, vendors who display products on the VTS have the ability to change or update their product information independently from any computer with Internet access. The changes can be viewed immediately by buyers logged into the system.


         The VTS serves to build a critical mass of products accessible to all retail buyers and other interested parties. This critical mass creates the potential for the Company to establish a frequently visited Web marketplace that will attract advertisers and other fee-paying retail customers. Two hundred and fifty vendors are currently listed in the VTS.

         Internet Sourcing Network ("ISN") - The ISN features the Company's FOCASTING and Dynamic End-User Profile System, or DEPS, software applications. The ISN is a private network which uses the Internet as its communication medium and links the Company's retail customers with their vendors. The ISN's primary function is to assist retail buyers in sourcing merchandise for their product divisions. The network is accessible only by the Company's retail customers, and vendors who join the ISN.

         The primary benefit of the ISN is that it improves retailers' coordinated buying practices. Because the FOCASTING software allows each buyer to create specific product profiles in the ISN, a senior buyer can set up profiles to encompass product areas falling within the buying responsibility of a junior buyer. For example, the General Merchandising Manager's profile would have access to all products that are the responsibility of buyers in his division. This would encompass a particular buyer's profile. The General Merchandising Manager and the buyer would see the same products on their respective computer screens. If the General Merchandising Manager sees a product he likes which the buyer might not have noticed, he can call it to the buyer's attention. This creates oversight and allows for coordinated buying strategies.


         The ISN also serves as an effective time management tool for all buying divisions. For example, if a buyer normally spends 30 hours each week sifting through product catalogs, making phone calls, and reviewing samples, the ISN can reduce this time dramatically. All the buyer has to do is review a product profile on a daily basis to see ever-changing product availability, specifications, quantities, etc. The buyer can then mark those products he is interested in and discard (remove from the profile) those products that are of no interest. The discarded products provide subscribing vendors with important feedback relating to the demand for their products and allows them to tailor more relevant product offerings based on buyers' preferences.

         The ISN enables retail buyers to customize their product searches by merchandise category, and receive on their computer displays only those products for which they have buying responsibility. For instance, a retailer's shoe buyer may tune his profile to the shoe "channel," which FOCASTs (broadcasts) product profiles of shoe vendors which are members of the ISN.

         Each retail buyer accesses the ISN via any computer with Internet access. The buyer then keys in his password, and is prompted to his personal profile. The buyer's profile has pre-set product categories based on the buyer's purchasing responsibilities. Each level of management has varying levels of access to the merchandise it can preview. For instance, if a buyer has the Men's General Merchandise Manager profile, the ISN will display all product categories within the Men's division with no access restrictions.

         Through the DEPS software, the ISN updates each buyer individually when a "new" product in the buyer's profile has been submitted for display by the vendor. When a buyer views his product profile, notifications of "New" or "Close-out" items that have been added to the profile are displayed automatically. The automatic notification system facilitates quick decision making on the buyer's part. Once the buyer has seen the new item, the notification icon disappears and the product will remain available for viewing unless discarded.

         In addition, the DEPS software enables the buyer to delete any products from his database. When a product is deleted from the ISN, an e-mail message is automatically transmitted to the vendor stating that the vendor's product has been deleted and provides the reason for its deletion. The vendor can immediately respond to the buyer if the reason for deletion can be negotiated or simply replace the deleted product with a new product. The buyer may restore the deleted product to his database for future consideration.


         The ISN promotes interactivity between the retailer and vendor by handling buyer product inquiries and vendor responses via e-mail. The buyer has the ability to send either bulk e-mails to all vendors within an industry or personal e-mails to selected vendors on the ISN. These may be used to apprise vendors of the amount of merchandise a buyer can order during a given period ("Open to Buy"), of special products being sought, or to request more specific information on a product. The ISN can also be used to announce business critical information. Via the ISN, the retailer can apprise vendors of buying divisions' merchandise planning and buying goals. These interactive features give the Company's retail customers ready access to diverse merchandise and makes vendors an active part in merchandising decisions, thus giving both the retailer and the vendor a competitive advantage over companies not using the ISN.


         The ISN provides vendors with a pro-active means of showing their products to major retailers, in contrast to passive marketing vehicles such as paper catalogs or samples sent to buyers by mail. The Company standardizes all of its vendors' product line sheets and catalogs in a uniform format which retail buyers are familiar with and will use daily. This current source of information ensures prices, terms, styles, and materials are easy to compare between vendors. This uniform ISN format shortens the time it takes for buyers to view product availability and pricing. At any time, the vendor may add or remove displayed products on its own or with the assistance of the Company. When marketing products through the ISN, vendors will no longer have to devote resources to supporting these retailers' formerly distinct buying formats.


         As part of the Company's contracts with its retail customers, the retailer's management may mandate that its buyers view their ISN profiles on a periodic basis. The frequent review of the ISN by qualified buyers inspires vendor confidence in the ISN. The vendor is certain that its products are being viewed by highly targeted buyers actively searching for deals. Retailers' use of the ISN will play a key part in the Company's marketing strategy. After a time, vendors will expect sales to result from their participation in the ISN. The Company is developing a system to gauge vendor sales attributable to retailers' use of the system. The Company will use the flow of data to demonstrate the efficacy of the ISN to new vendor prospects.

         The first ISN a vendor joins (the primary ISN) costs $300 to set-up 15 product listings and a $150 monthly maintenance fee. Each additional ISN (secondary ISN) increases the monthly maintenance fee paid by the vendor by only $20. The same fees apply to added services as for those offered to VTS members. Membership continues for as long as the vendor maintains its subscription. Vendors who join an ISN receive a free listing and home page on the VTS.

         The Company installs, configures and customizes ISNs for its retail customers. In order to forge all-important relationships with large retailers, and achieve a buy-side critical mass quickly, the Company has not charged retailers to use the ISN. The Company has valued its ISN development, implementation and training for retailer clients at $50,000 to $100,000 per retailer, depending on the retailer's size and product lines.

         Internet Electronic Data Interchange ("EDI") - The Internet EDI system, under development by the Company, is designed to promote back-end efficiencies between the retailer and its supply chain.

         The Company will incorporate standard EDI functions into its Internet EDI. With the Company's Internet EDI, retailers may send purchase orders to their vendors; vendors may send invoice, packing list, and shipping information to retailers; all done in "real-time." All of the electronic documents may be accompanied by digitized product photos to identify the order with the product. This feature is designed to reduce confusion and mistakes in retailers' accounting, receiving, and returns departments. Internet EDI may also provide a retailer with quality assurance by matching the purchased item with the item displayed on the ISN with that on the digitally generated purchase order and invoice.


         The Company's Internet EDI operates on Web-based software which may integrate with any retailer's computer mainframe and database. Customized integration of the Internet EDI into the retailer's computing environment takes approximately 6 months to complete, and will be performed by the Company for a fee should the retailer's MIS department need implementation assistance. The Internet EDI will be offered at no cost to retailers and will be packaged and implemented for retailers with the ISN. At this juncture, Management also believes it is more effective to provide vendors with free Internet EDI access. This strategy encourages retailers and vendors to adopt the Company's services. A charge according to the amount of data transferred, or possibly based on the value of the transaction supported by Internet EDI, may be levied on retailers and vendors once the Internet EDI has gained a critical mass of users.

         Supporting Technology

         The Company has developed three proprietary technologies designed to improve the efficiency and efficacy of the sourcing process:

         Product Driven Search Engine - The Company believes the keyword search functions employed by traditional search engines are impractical for merchandise sourcing. Rather, the Company developed a product driven search engine which simplifies the search process. The Company's search engine is linked to dynamic Internet listings of the vendor's product catalog and line sheets, complete with detailed product descriptions and digital photographs. These products are then indexed and separated into easily recognizable categories which facilitates quick product searches by retail buyers.

         Focused Broadcasting ("FOCASTING") - The Company's FOCASTING software enables retail buyers to create individual web pages filled with only those products that fall within their buying responsibilities, thereby limiting unnecessary "surfing." After the buyer creates his customized web page, the FOCASTING software will "push" or broadcast directly to the buyer's desktop all products contained within the Company's database that fall within the selected product categories. For example, if a Men's jeans buyer created a customized web page using FOCASTING and selected "Men's Jeans," the FOCASTING software will transmit all the information and images relating to Men's Jeans within the Company's database to the buyer each time he logs on.

         Dynamic End-User Profile System ("DEPS") - The DEPS software provides retail buyers and vendors with numerous interactive functions. Featured in the Company's ISN, the DEPS software allows the user to maneuver and manipulate (delete, restore, etc.) the product information contained within his own product database. In addition, DEPS alerts the user whenever "new" or "close-out" items are added to the user's database. This allows the user to efficiently search for information regarding unique buying opportunities. The DEPS software also enables interaction between the buyer and vendor. For the vendor, DEPS enables them to remotely change, upload and delete their product information based on user requests as well as receive business critical announcements from the buyers. For example, after the FOCASTING software transmits all the information within the selected categories, the DEPS software will allow the buyer to delete items from the FOCASTed products without affecting what other buyers see. When the product is deleted, the buyer will be prompted to a message screen whereby the buyer can explain the reason for his deletion. This explanation will then be transmitted to the vendor whose product was deleted. After receipt of this message, the vendor can then remotely upload new products for the buyer to consider. The DEPS software will then alert the buyer when these "new" items have been uploaded. Additionally, the DEPS software promotes interactivity between the retailer and vendor by allowing the buyer to send either bulk or personal e-mails to all vendors on the ISN. These may be used to announce when the buyer will purchase merchandise ("Open to Buy"), request special products, to request more specific information on a product or announce business critical information such as divisional or retailer-wide merchandise buying and planning goals. These interactive features available through DEPS give vendors a competitive edge in providing a means of rapid response to buyers' needs and vendors' products.

Industry Background

         As the worldwide retail industry faces competitive pressures and shifts in consumer demand, traditional sourcing methods are coming under heightened scrutiny, especially in light of proven emerging technologies which can now offer dramatic improvements in efficiency, costs and business process management. Most purchasing automation efforts address the post-order end of the merchandise flow. The pre-order and order processes, the crucial "upstream" lengths of the spectrum, may soon be automated. Retailers, in particular those serving global or national markets, are increasingly exploring automated purchasing solutions.

         The Market Need In Focus

         Retail supply-chain needs efficient electronic flow of goods/services, enabling just-in-time receiving, lower overall costs, fewer data errors and closer relationships between retailers and suppliers for better service and planning.

         Major retailers need buying efficiency and integration, supplier partnering, lower costs, fewer data errors, and mapped input into existing systems.

         Qualified suppliers need customer partnering, closer relationships via system tie-in to retailers, sales and bidding efficiency, Internet presence, qualified presence in a network system with visibility and mapped output to an array of customers and prospects.

         Global Retail Market

         The retail industry is characterized by intense competition, consolidation and tightening profit margins. Consumers increasingly are more discerning and consequently demand that retailers offer more value in return for their purchasing dollar. Pressure on retailers affects all players in the sourcing environment.

         To attract and keep consumers, retailers must offer more desirable products and prices, while optimizing factors such as product variety, inventory carrying costs, retail prices and costs of goods. Successful buyers must now sort, view, decipher and effectively act upon immense volumes of product and purchasing data. The average large department store carries more than one million stock keeping units ("SKUs") at any one time, each unique in terms of product style, size, color, features, packaging, and so forth. Retailers need to source these SKUs from hundreds, or in some cases thousands, of vendors worldwide.

         Sourcing related communications between retailers and their vendors are a continuing dialogue about products, pricing, delivery, special promotions, packaging and a host of other issues. To date, these communications have largely been carried out through paper flow, phone calls, faxes, courier services, or through travel and personal visits. It is time consuming, challenging and expensive to maintain retail supply communications in this manner. Moreover, to compare different merchandise buying programs on a consistent and meaningful basis requires a major undertaking for which buyers often lack adequate resources.

         Current sourcing methods often result in less than optimal merchandise buying, characterized by frequent misalignment between what the consumers want and what is actually on the store shelf, not to mention lost sales, costly retail price discounts, or even unsold merchandise returned to the supplier.

         Business-To-Business Electronic Commerce In Retail

         Retail buyers spend 60 to 80 percent of their time sourcing (searching for and locating) merchandise and suppliers. The buying process is complex and multi-faceted. A buyer's decision process involves selecting qualified suppliers based on production volume, delivery, quality, and price. The buyer's objectives include achieving pre-set goals for sales, turnover rate, expense levels, margins and profitability; and updating product selection to meet fashion trends. In order for retailers to remain competitive, buyers must be selective and efficient in their purchasing decisions.


         The expanding number and variety of products sold by each retailer, together with pricing pressure and geographic diversity, drives the globalization of retailer-supplier relationships. Growing volume and complexity in merchandise sourcing relationships requires an information systems solution. Long considered an art, merchandise buying must now be approached as a science, with the help of technology.


         To better manage their relationships and merchandise flow, both retailers and suppliers are turning to information technology, and specifically to electronic commerce solutions. C-ME believes that the electronic commerce market is at the beginning of a long term expansion driven by adoption of the Internet as a marketing venue and data highway.

         However, despite the promises of E-commerce, the apparel wholesale industry is characterized by low-level technology. Past Information Technology
(IT) investments spent by off-price retailers have been geared toward improving back-end efficiencies, such as inventory control, distribution, and point-of-sale ("POS") data.


         One major area of investment by retailers is EDI, with nearly 100,000 companies which includes retailers and vendors around the world using EDI in one form or another. EDI was developed over twenty years ago to facilitate back-end efficiencies (i.e., purchase order fulfillment and processing) between retailers and their vendors. Using EDI, purchase orders, shipping documents and notifications were transformed into electronic format and transmitted over Value-Added Networks (VANs) maintained by third-party providers. By means of EDI, participating vendors are privy to an instant and continuous flow of information concerning retail sales by styles, sizes and colors along with the level of retail inventory. The ultimate goal of EDI is to help retailers and their vendors realize significant cost savings versus non-automated means of doing business. For example, the cost of a paper-based transaction in the apparel industry is $26, versus $4 via electronic means.


         Forward looking retailers are now allowing their vendors greater access to formerly confidential sales and inventory data, in order to develop "quick response" supply chain management efficiencies. Wal-Mart Stores' Retail Link technology, for instance, gives 3,200 vendors access to its POS data to replenish inventory at its 2,000 stores. For example, at each store, workwear clothing inventory was customized by the vendor according to demographics, regional tastes and weather patterns. With up to date information, via EDI, apparel vendors may adjust cost sensitive production schedules and shipments in accordance with instantly transmitted retailer supplied data, thereby increasing turnover, avoiding costly mark-downs, and reducing inventory levels without suffering loss of sales.

         Proprietary EDI systems are expensive and exclusionary. Vendors pay between $5,000 and $20,000 a year for access to standard EDI, depending on the amount of data sent. Moreover, retailers pay monthly subscription fees for EDI access and must buy and maintain third-party EDI software. The cost structure of EDI inevitably favors large retailers, such as J.C. Penney, Wal-Mart and K-Mart, and their larger vendors. This leaves many small to mid-sized vendors with no effective path into large retailer's increasingly automated supply chain. This leaves many small to mid-sized retailers without an electronic channel to link up with their vendor base.

         In order to successfully face these challenges, retailers and suppliers are increasingly turning to information technology, and specifically electronic commerce applications, as a means of managing their retailer-supplier relationships. The Company believes that this trend towards electronic commerce solutions represents an opportunity for application and service providers who understand the unique requirements of the retail industry and can provide the necessary reliability and security to consummate and manage sourcing transactions. The challenge is coming up with an affordable E-commerce solution that addresses both the front-end and back-end problems facing the retailer and its supply chain vendors. The Company services are designed specifically to meet these challenges.

Sales and Marketing

         Direct Sales and Marketing Group

         The Company plans to establish a direct sales and marketing force divided into groups concentrating on three principal target markets: (i) domestic retailers, (ii) domestic vendors, and (iii) foreign retailers and vendors.


         Initially, the Company anticipates to focus a majority of its marketing efforts on attracting domestic retailers to its services. The marketing team will be headed by a Director of Marketing who will coordinate the team's efforts towards achieving a critical mass of retailers. That is, the Company's marketing efforts will be retailer-initiated with the Company's marketers following up and bringing the vendors on to the Company's system. Depending upon the proceeds raised in the Offering, the Company proposes to hire retailer and vendor-focused marketers. The Company's marketing team will include salespeople whose primary responsibility will be to attract additional retail customers to the Company and salespeople whose primary responsibility will be to introduce the Company's services to the retailers' vendors. The Company may deploy marketing professionals in foreign countries to serve these important retailers and vendor clients.


         Target Markets

         Retailers - In line with the Company's retailer-centric approach, the Company plans to target all types of retailers, from conventional department stores to national chains to mass merchandising stores to off-price stores, as its potential partners. The Company's services offer this diverse group of retailers the same benefits, which include an internal management tool to track the performance of its buyers. Additionally, the Company's services provide retailers with an automated sourcing vehicle which will centralize buying and increase buyer productivity.

         Through the use of the Company's services, retailers can scale back trade show attendance and vendor showroom visits. Additionally, buyers can make their trade show and showroom visits more productive by pre-selecting merchandise they wish to see or vendors they wish to visit.

         The Company's services offer retailers distinct advantages. For example, department stores, national chains, and mass merchants buy 80 to 90 percent of their private label merchandise directly from manufacturers. And, since most of these manufacturers, factories, and plants reside overseas, the Company's services leverages the global reach of the Internet to give these retailers direct access to foreign manufacturers. This type of ready access alone has the potential to save retailers both time and money.

         Retailers can now have greater access to a wider array of merchandise to help diversify their merchandise sourcing base. The Company's services are designed to assist retailers in their ability to quickly, inexpensively, and easily access information on diverse product lines. Ultimately, the Company's services benefit the consumer by giving them access to a broader array of goods at low prices.



         The Company also plans to pursue other retail market segments, including national chain department stores such as J.C. Penney, sporting goods stores, and mass merchandising department stores after it has gained a dominant share of the off-price retailer market.

         Vendors - The first group of vendors targeted are merchant wholesalers which are primarily engaged in buying and selling merchandise on their own account and include jobbers, distributors, importers, and exporters. The Company also seeks subscribers in the manufacturers' sales and marketing branches. Lastly, the Company has targeted agents, brokers, and commission merchants which include establishments whose operators are in business for themselves and are primarily engaged in selling or buying goods for others (i.e., auction companies, import agents, export agents, selling agents, merchandise brokers, and commission merchants).

         Listed below are vendor market segments targeted by C-ME, their unique attributes, and how each segment will benefit from participating in C-ME's Internet-based sourcing solution.

                  Wholesalers and Jobbers - These vendors represent the largest portion of the Company's targeted subscribers. According to Gale Publishing, there are approximately 11,000 U.S.-based wholesalers in the apparel industry alone. These vendors, who purchase merchandise manufactured by others for resale purposes, benefit from the direct access to retailers the Company's services provide. And, because the merchandise sold by these vendors are sensitive to time and price pressures, the Company's services expedite the presentation of time and price sensitive products to retailers for quick consideration.

                  Manufacturers - Manufacturers make up a sizable portion of the Company's targeted subscribers. For example, Gale Publishing has determined that there are approximately 5,000 U.S.-based manufacturers in the apparel industry alone. These vendors perform the entire range of production, from designing to finishing. Manufacturers either sell their goods directly to retailers through their own sales offices, or more commonly, to wholesalers who in turn sell the manufacturers' goods to retailers. Some manufacturers act as wholesalers for other manufacturers' products.


                  In terms of IT, manufacturers concentrate on acquiring relatively simple technologies to improve manufacturing efficiencies, and have specifically geared computer applications toward improving the coordination of inventory management practices with their retail customers. Management believes that manufacturers will have to employ as many quality Web-based marketing vehicles as possible in order to maintain their competitiveness. The Company seeks to provide the preeminent E-commerce solution used by vendors to market their products and connect to their retail customers.


                  In addition, once Internet commerce becomes more common, manufacturers may use the Internet to sell their goods directly to consumers, just as a number of quality manufacturers have opened retail outlet stores in an effort to sell directly to the public. Should this come to pass, the Company may be well-positioned to develop and facilitate its manufacturer members' E-commerce systems.

                  Brokers and Commission Merchants - These vendors include auction companies, import and export agents, and selling agents, all of whom act as intermediaries who buy and sell goods in the middle of the supply chain - between wholesalers and manufacturers with retailers, both domestic and overseas. There are over 8,000 of these entities operating in the U.S. Management has targeted these vendors as they sell products directly to retailers and, in most cases, need to enhance their market presence via low-cost Web solutions such as those offered by C-ME.

                  Overseas Vendors - Potential foreign vendor subscribers are concentrated in the Pacific Rim and include all types of wholesalers, manufacturers and brokers. In the Pacific Rim alone, Management estimates that there are over 100,000 potential subscribers in the apparel trade. C-ME has targeted foreign-owned manufacturers, wholesalers and brokers that sell merchandise directly to U.S. retailers.

                  Most foreign vendors are not connected to their U.S. retailers by any electronic means and therefore must conduct business via fax, phone, and courier service. This can prove expensive and time-consuming. Different time zones also pose communication problems during business hours. The Company's services will provide overseas vendors with easy to use, up to date Web technology which is becoming an essential tool for transacting business with U.S. retailers. Management believes the lure of conducting business directly with major U.S.-based retailers via the Company's services will be extremely attractive and enable the Company to attract and gain a substantial market share overseas.

                  The prospect of direct access to foreign vendors is equally compelling to U.S.-based retailers because retailers can directly source their products from manufacturers. This enables retailers to circumvent wholesalers and other intermediaries and improve operating margins and inventory management.

Business Development Strategy


         Initially, the Company will focus its retailer-centric approach on targeting off-price retailers. The Company has focused its entire range of services towards automating the time-intensive and costly sourcing methods still being used by off-price retailers and providing these retailers' vendors with an effective Web-based tool to market their products. Moreover, if the Company's system gains a dominant share of this market, Management plans to incorporate a transaction function into its services, thereby making the system a complete sourcing-to-purchasing solution. This first step of the Company's business strategy is designed to accumulate a critical mass of vendor data and product information.


         The Company may also target foreign vendors. Management believes that foreign vendors will be eager and immediately attracted to the prospects of conducting business directly with U.S.-based retailers. The domestic and foreign data accumulated by the Company provides a valuable source of information that can be used by retailers for sourcing and production purposes for their extensive "private label" or direct buying needs.

         The Company's strategy is designed to enable it to provide a complete front-end Web-based sourcing and production system for retailers and their supply chain vendors. The Company plans to develop system enhancements that will enable it to serve not only as a sourcing resource but also as a complete closed-loop system that will integrate the entire supply chain architecture. That is, the Company's services may be designed to help retailers with distribution from planning, scheduling, delivery, freight management, trade processing, cross-docking, receiving, processing, factoring, and warehouse management. In addition, the Company's services may close the loop with a complete back-end solution from order management and fulfillment to inventory management (including administration and replenishment) to store operations to Point-of-Sale ("POS"). Additionally, a transaction function may be built into the system whereby a commission may be charged to retailers when they purchase merchandise displayed by vendors on the Company's services.

Potential Revenue Streams


         The Company's main source of revenue until the year 2001 will be generated in the form of fees paid by subscribing vendors and for additional services performed by the Company. The primary revenue stream for the Company will be generated from vendors who join one of the Company's ISN through the Company's retail customers. The Company charges the vendor a one-time setup fee of $300 and $150 monthly hosting fee for a vendor to join the primary ISN. If the same vendor joins a secondary ISN, it will only cost this vendor an additional $20 monthly hosting fee. For example, Vendor A joins BCF's ISN as a primary ISN and will pay a one time setup fee of $300 plus $150 monthly hosting fee. If Vendor A is willing to join FBC's ISN as a secondary ISN, Vendor A only pays an additional $20 for the monthly hosting fee for a total of $170 monthly hosting. If the vendor only joins the VTS, it will only cost this vendor $300 one-time setup and $30 monthly hosting. If this vendor has already joined the ISN, the Company waives the $30 monthly hosting fee for the VTS listing.


         The Company expects to generate additional revenue from the following sources:

         o Premium marketing services in the form of mass e-mails sent to retailers, and banner advertisements placed on the VTS.
                  Management believes vendors will be willing to pay for prominent exposure in the apparel community.

         o A 1.5 percent buying commission on transactions consummated between vendors and retailers, paid by the retailer, when a transaction function is incorporated into the Company's system in the year 2000.

         o        Fees from enhancements to retailers' ISNs.

         o Fees from each additional service integrating the supply chain architecture.

Marketing and Sales Alliances


         The Company believes it is in the interest of the retailers' buyers to contact their vendors and encourage their vendors to subscribe to the Company's services because of the potential buying efficiencies gained through the Company's services. Interested vendors may either contact the Company to subscribe or retailers may provide the Company with their vendor contacts. The Company's sales and marketing professionals may then contact these vendors to offer the Company's services. This retailer-initiated marketing approach is incorporated in each agreement the Company enters into with its retail customers. The marketing by the Company's retail customers may include, at the discretion of the retail customers:

         o A letter from the retailer's management sent to vendors announcing the retailer's use of the ISN, and stating the importance of joining the ISN.


         o Production of glossy brochures describing the benefits of joining the ISN, mailed to the retailers' vendors.

         o        Joint press  conferences  announcing  the use of the ISN.

         o Phone calls made by the retailers' buyers informing vendors of the buyer's frequent use of the ISN and how the ISN will bring the vendor more sales opportunities.

         o        Retailer-sponsored conferences attended by vendors.

         In return for retailers' co-marketing efforts, the Company's retail customers receive a portion of the monthly subscription fee charged to vendors who join the retailer's ISN. For example, BCF's fee sharing rate stands at 50 percent, while FBAR's was contracted at 30 percent. Management does not intend to extend such lucrative fee sharing arrangements with future retail customers. Future fee sharing percentages will depend on the size of the retailer. Management anticipates this percentage to be between 0 to 25 percent.

         The Company will also employ more traditional marketing methods such as using print advertising in trade publications, banner ads on and hyper-links to industry related Web sites, and exhibitions at major trade shows.

Key Contracts and Collaborative Retail Parners

         Management has established or is in the process of establishing affiliations and contracts with several retailers. The most significant of these are listed below:


         Burlington Coat Factory Warehouse Corporation - The Company has negotiated a contract with BCF. Under the terms of this contract, the Company will build an exclusive ISN for BCF for free. In return, BCF will provide the Company with a list of its existing vendors and assist the Company in marketing the ISN to these vendors. Management anticipates charging the vendors a $300 set-up fee and a $150 monthly hosting fee. BCF will receive 50 percent of the monthly hosting fees collected from vendors who join BCF's ISN as well as 50 percent of the additional monthly hosting fees collected from vendors who decide to join BCF's ISN as a secondary ISN. BCF will also receive 33 percent of the monthly hosting fees collected from vendors who appear on BCF's vendor list but wish to join another ISN the Company has created for a different retailer as well as 33 percent of monthly hosting fees collected from foreign (non-US) vendors who join BCF's ISN. BCF will also receive 5 percent of all monthly hosting fees collected from US vendors of products in the apparel, linens, juvenile furniture, and footwear industries who did not join BCF's ISN. Lastly, BCF received a stock warrant whereby BCF has the option to purchase an equity interest of up to 10 percent of the Company (See "Risk Factors--Reliance on
         Retail Customers," "Principal Stockholders" and "Description of Securities; Warrants").


         Family Bargain Corporation - The Company has negotiated a contract with FBAR, a San Diego-based retailer, to develop an exclusive ISN. FBAR, through General Textiles and Factory 2-U, operates over 150 off-price retail apparel and housewares stores located throughout California, Arizona, Washington, New Mexico, Oregon, Nevada, and Texas. FBAR has agreed to send letters to its vendors encouraging them to join the ISN. In return for its efforts in marketing and promoting the ISN, FBAR will receive 33 percent of the monthly hosting fees.



Competition

         Defined broadly, the Company's competition includes each company providing pre-order and order sourcing flow in the retail industry. Much of this sourcing flow is currently conducted by the retailers or suppliers themselves through (i) facsimile or telephonic communications or (ii) EDI-based computer systems over private networks. These internal systems may involve extensive hardware and software requirements that are prohibitively expensive for many retailers and suppliers. The Company believes that most retailers and suppliers will move to electronic-based sourcing flow as the costs of such systems decrease over time. The Company's ISN is intended to provide retailers and suppliers with the efficiencies offered by electronic-based sourcing without incurring the costs of an EDI-based system.

         Several competitors are pursuing the same general market as the Company. They fall under five categories:

                  Web site showrooms for apparel vendors - These Web sites display vendors' products on the Web, either at the Web site itself, or via a link to the vendor's Web site. These sites do not integrate the retail buyer into the viewing system, as does the Company's ISN. Retailers may be "members" of these sites, but there is no assurance that buyers visit with any regularity, much less buy products from the site. Major sites include: AT-Net, which charges vendors $1,800 per year to maintain a product showroom; Apparel.Net, which does not charge a monthly subscription but rather generates fees from creating and hosting Web sites for its prospective members; and The Virtual Garment Center, which lists thousands of links to apparel companies' Web sites.

                  Web site marketplaces - These sites attempt to facilitate business-to-business apparel commerce. Sites include: ICES, a web site catering to upscale retail buyers and their vendors (retailers are able to view and purchase merchandise via the system; annual membership fees range from $2,000 to $5,500 per vendor); Global Textile Network lists thousands of apparel vendor Web sites, and houses showrooms, and attempts to facilitate an apparel trade marketplace via bid boards and e-mail requests for products.

                  Automated supply chain solution companies - QCS, which is developing an Internet-based subscription service which enables their retailers to collaborate with their supply chain partners using standard Web browsers.

                  Standard EDI suppliers - Major players in this area include IBM Advantis, Sterling, Premenos, GE Information Services, and Harbinger Corporation. Costs associated with using EDI through these third-party providers range from $5,000 to $20,000 a year. Though these companies are developing Internet-enhanced EDI systems, their
         Internet-based products may cannibalize their widespread VANs which provide an existing and recurring revenue stream.

                  On-line Catalog Aggregators - Competitors in the larger general merchandise arena include Commerce One, which has developed
         Buysite Electronic Procurement Application, giving purchasing departments access to 5,000 suppliers' on-line catalogs. Participants in Commerce One's Electronic Network include Office Depot, 3M, and Black and Decker. Netscape and Ariba also compete in the intranet procurement market. Another notable company in this class is Industry.Net. Despite initial success, Industry.Net's $5,000 per month fees proved too expensive to all but a few subscribers. Consequently, Industry.Net is currently out of business.

         Despite competition from this diverse group, Management believes that it has several competitive advantages. First, the Company's pricing structure and strategic retail alliances make it the most attractive among its competitors. The Company believes solutions provided by the competition are simply too expensive, complex, and time consuming to implement. Moreover, the Company believes its retailer-centric approach of first offering a front-end E-commerce sourcing solution to gain a critical mass of vendor subscribers is more practical than those offered by the competition. Competitors offering complete front-end and back-end solutions without first achieving a critical mass of subscribers may find it difficult to attract both retailers and vendors. Lastly, the Company's management lends a wealth of experience in industries critical to the services being offered by the Company, including high technology, retail buying, wholesaling, and importing. In total, Management does not feel that these firms will encroach on its target market.


Intellectual Property Rights


         The Company intends to seek U.S. patent and trademark protection on its products and developments, where appropriate, and to protect its proprietary technology under U.S. and foreign laws affording protection for trade secrets and copyrights. Except for filing an application with the U.S. Copyright Office, the Company, to date, has not filed for any such protection of either patent or trademark or any other type of intellectual property rights in the U.S. or any foreign country.

         The Company relies primarily upon copyrights, trade secrets, technical know-how and other unpatented proprietary information relating to its product development. To protect its trade secrets, technical know-how and other proprietary information, the Company's employees are required to enter into agreements providing for maintenance of confidentiality. The Company also has entered into non-disclosure agreements to protect its confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes. However, there can be no assurance that these types of agreements will effectively prevent unauthorized disclosure of the Company's confidential information, that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.


         While the Company has not been involved in any patent or other intellectual property rights litigation, there can be no assurance that third parties will not assert claims against the Company with respect to existing and future products. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to the Company, and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. The Internet industry is subject to frequent litigation regarding patent and other intellectual property rights. Leading companies and organizations in the Internet industry have numerous patents that protect their intellectual property rights in these areas. In the event of an adverse result of any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms.

Facilities

         The Company leases its principal offices located at 320 South Garfield Avenue, Suite 318, Alhambra, California 91801.

Legal Proceedings


         The Company has been named as a defendant, along with BCF, in a lawsuit brought by Stanley Rosner ("Rosner"), an individual. In March, 1998, Rosner commenced an action in the Supreme Court of the State of New York, Nassau County, New York (Index No. 98-006524). Rosner alleges breach of oral and written contracts between the Company and Rosner and between BCF and Rosner in 1997. Rosner claims that he is due certain fees from both the Company and BCF for services allegedly rendered in connection with certain transactions and alleged transactions involving the Company and BCF. Such transactions and alleged transactions relate to the Internet services that the Company may provide to BCF and contemplated transactions arising from vendors of BCF. Rosner claims that he is due damages in an amount not less than $5,000,000 plus unspecified punitive damages from both the Company and BCF. Rosner's attorney has agreed that the Company and BCF are entitled to have the venue of the lawsuit transferred from Nassau County, New York to New York County (Manhattan), New York; Rosner's attorney also agreed to arrange for the transfer. Rosner's attorney also agreed that the Company's and BCF's responsive papers would be due no later than ten (10) days after notice of such transfer had been served. To date, the Company has not received notice of the proposed transfer of venue and has not filed its responsive papers or otherwise moved against the complaint.


         The Company intends to vigorously defend this action. The Company believes that it is not obligated to make any payments to Rosner and has meritorious defenses to all of Rosner's allegations. However, if the Company does not prevail and a significant damage award against the Company is granted, this would have a material adverse effect upon the Company.

Employees

         The Company currently has 6 full-time employees, of which 1 is in sales and marketing, 1 is in engineering and development, and 4 are in management and administrative support services. The Company also has 6 outside Board Members. All of the Company's employees are located within the United States. The Company's employees are not represented by a labor union and Management believes that its relations with its employees are satisfactory.


                                   MANAGEMENT

Directors and Executive Officers

         The  directors  and  executive   officers  of  the  Company  and  their
respective ages and positions with the Company are set forth in the following table.



     NAME                   AGE                           POSITION
     ----                   ---                           --------
Howard W. Moore             68        Vice-Chairman

Frank S. Yuan               50        Chief Executive Officer, President, and
                                      Chairman of the Board

Charles Rice                56        Director

Deborah Shamaley            39        Director

Robert Lee                  41        Director

Robert Hsieh                50        Director

Peter Lin                   28        Director

David Rau                   43        Chief Financial Officer

Board of Directors

         Directors of the Company currently do not receive salaries or fees for serving as directors of the Company. There are presently seven (7) directors on the Board. All directors are reimbursed by the Company for any expense incurred in attending Board meetings.

Howard W. Moore.  Mr.  Moore has served as  Vice-Chairman  of the Company  since
December, 1998. Mr. Moore has extensive experience in the toy industry. Beginning in 1948, Mr. Moore started a family toy business called Moore's Toy Stores. In 1957, Mr. Moore founded Toy Barn Stores in Baltimore, Maryland. Then in 1966, Mr. Moore founded and served as the President and Chief Executive Officer of Toy Town, USA, Inc. In 1978, Toy Town, USA, Inc. was sold to Lionel Corporation. From 1978 to 1979, Mr. Moore served as Executive Vice President for Lionel Leisure. Mr. Moore joined Toys "R" Us in 1980 as its Vice President of Purchasing. From there, Mr. Moore became the Toys "R" Us' Executive Vice President and General Merchandising Manager. Moreover, in 1983, Mr. Moore was appointed a member of Toys "R" Us' Executive Committee, where he served until 1990. In 1985, Mr. Moore was appointed to the Board of Directors for Toys "R" Us, where he continues to serve to this day. In addition, Mr. Moore serves as a member of Toys "R" Us' Governance Committee. In 1990, Mr. Moore retired from Toys "R" Us and founded Howard Moore Associates, which provides consulting to the toy industry in the areas of marketing, product licensing, and merchandising/packaging. Currently, Mr. Moore acts as a consultant for Today's Kids, Leapfrog, Wild Planet, Catylist, and Whamo as well as for start-up companies, product developers, and toy inventors. Finally, Mr. Moore has brokered the sale of four toy companies plus multiple product lines.

Frank S. Yuan. Founded the Company in 1996. Mr. Yuan has served as the Chief Executive Officer, President and Chairman of the Board since the Company's inception. Mr. Yuan has a well-diversified business background, which includes more than 20 years experience in the apparel and computer wholesale industries. In 1986, Mr. Yuan founded U.N. Imports, Inc. -- a men's apparel import/wholesale company. Mr. Yuan has been working for UN Imports, Inc. since 1986. Prior to that, Mr. Yuan founded Frenchy's Clothing Co., a 3 store men's clothing retail chain, and Foria International, Inc., a men's clothing line that manufactured apparel under the "Knights of Round Table" label. Mr. Yuan also co-founded UNI-CGS, Inc. -- a computer hardware importer and wholesaler. Besides experience in the apparel and computer industries, Mr. Yuan also has substantial experience in real estate where he founded UNI-Fortune Company. UNI-Fortune was responsible for developing and selling two retail shopping centers, three office buildings, six condominium projects, and a 400+ unit apartment complex. Mr. Yuan was also the co-founder of two community commercial banks -- United National Bank and EverTrust Bank. Lastly, Mr. Yuan founded and served as the Chairman of the Board for Western Cities Titles Insurance Company -- a title insurance company selling title insurance in Los Angeles County, California. Mr. Yuan has a B.A. in Economics from Fu-Jen Catholic University in Taiwan (1970) and a M.B.A. from Utah State University (1973).

Charles Rice. Mr. Rice has been a member of the Company's Board of Directors since February 1, 1997. Mr. Rice has 30 years of experience in wholesale apparel buying. He has extensive buying experience as a men's apparel buyer for Sears, Roebuck and Company and Montgomery Ward. Mr. Rice is currently employed by Deer Creek Enterprises, Ltd. where he serves as a manufacturer's representative for Sunkyong America/Leader Apparel. Mr. Rice has a B.S. in Business and Economics from the University of Delaware (1963).

Deborah Shamaley. Mrs. Shamaley has been a member of the Company's Board of Directors since February 1, 1997. In March, 1985, Mrs. Shamaley co-founded the Texas Apparel Group. The Texas Apparel Group was later renamed The Apparel Group
(TAG). TAG specialized in buying and selling wholesale/retail, off-price/close-out women's apparel. TAG grew to 228 employees with 23 retail outlets across Texas, New Mexico, Arkansas, Oklahoma, Missouri, and Mexico, including 8 franchise outlets. TAG sold to 1,800 wholesale accounts; which included BCF, Sears, J.C. Penney's, Nordstrom, Sam's, 50 Off, Factory 2-U, and One Price Clothing Stores. Sales rose from $1.08 million in its first year of business to $37.3 million at its peak. In 1996, Mrs. Shamaley sold her interest in TAG and has since retired.

Robert H.J. Lee. Mr. Lee has been a member of the Company's Board of Directors since February 1, 1997. Mr. Lee was the founder and President of PicoPower Technology, Inc. which specialized in inventing low wattage chips for use in the growing portable computer market. During the three years PicoPower was in business, its sales rose to $40 million. In 1994, PicoPower was sold to Cirrus Logic for approximately $60 million. From 1995 to 1996, Mr. Lee served as
Corporate Vice President for Cirrus Logic. In 1996, Mr. Lee became an independent venture capitalist. In April, 1997, Mr. Lee joined 2M Invest Corp. (a venture capital fund) and became its Managing Director. Mr. Lee also serves as the Chairman for several companies including Link Max, Inc. (a company specializing in Intranet services), Cycore A/S (a Swedish corporation specializing in 3-D graphics rendering and special effects rendering software), and Kaukas Systems, Inc. (a company specializing in providing a voice call back response service for doctors). Mr. Lee has a degree from Chien-Hsien Institute of Technology in Taiwan (1975) and a M.S. in Computer Science from Stevens Institute of Technology (1982).

Robert Hsieh, Ph.D. Dr. Hsieh has been a member of the Company's Board of Directors since February 1, 1997. Dr. Hsieh currently serves as the Vice-Chairman of Microtek Lab, Inc. (USA) and Microtek International, Inc. (Taiwan). Dr. Hsieh founded Microtek Lab, Inc. and was the guiding force behind the development of its desktop scanner business. Under Dr. Hsieh's leadership, Microtek launched the industry's first desktop scanner in 1984, which has grown progressively since then to include a full array of color and grayscale models. Dr. Hsieh also co-founded, and is the Co-Chairman of, Ulead Systems -- a Windows-based applications software company. Dr. Hsieh has also served on numerous Boards of Directors for high-tech companies, including C-Cube, Sierra Imaging Technology, and Hologram Imaging Technology. Dr. Hsieh has a B.S. degree in Electrical Engineering from National Cheng Kung University in Taiwan (1968) and a M.S. (1971) and Ph.D. (1978) in Electrical Engineering from the University of Cincinnati.

Peter Lin. Mr. Lin has been a member of the Company's Board of Directors since February 1, 1997. Mr. Lin is currently a Senior Financial Analyst specializing in mergers and acquisitions for Watson Pharmaceuticals, Inc. Prior to that, Mr. Lin was a Corporate Actions Analyst for Capital Research and Management Company from September, 1993 to September, 1996 and for the Franklin Templeton Group from October, 1992 to September, 1993. Mr. Lin was an Associate Portfolio Manager in Global Investment Advisors, Inc., the General Partner of Global Strategic Investment, and is the Investment/Portfolio Manager of the Lotus Group. Mr. Lin has a B.S. in Business Administration from University of California, Berkeley (1991) and a M.I.S. degree from Claremont Graduate University in California (1998).

Officers

David  Rau.  Mr.  Rau  joined  the  Company  in  August,  1996 and serves as its
Controller   and  Chief   Financial   Officer.   Mr.  Rau  also  serves  as  the
Controller/CFO for U.N. Imports, Inc. and has served in that capacity since 1986. Mr. Rau has a B.A. in Economics from Fu-Jen Catholic University in Taiwan
(1977), a M.B.A. from Eastern New Mexico University (1983), and a M.S. in Computer Science from North Texas State University (1986).



Other Key Advisors and Employees


James Zheng. Mr. Zheng serves as the Company's Chief Technology Officer and was instrumental in designing, developing, and implementing the Company's product-driven search engine, database structure, and on-line purchasing/ordering systems. Mr. Zheng also designed and built the Company's network, based on TCP/IP. Concurrent with his responsibilities at the Company, Mr. Zheng owns a multimedia company HZ Multimedia, Inc. where he develops interactive multimedia application in the areas of corporate presentation, marketing, and computer-based training as well as provides consulting services in cross-platform multimedia and Internet application development. Some of his clients have included Fidelity National Title Insurance Company, Toshiba of America, LPL Financial Services, Ross Roy Communications, Inc., Santa Fe/Burlington Northern Railroad, JLG Technology, and Mazda Motor of America. Mr. Zheng also worked at AIMS Multimedia from 1994 to 1996 where he functioned as a software engineer, webmaster and UNIX systems engineer. Mr. Zheng has a B.S. degree in Computer Science from Zhengzhou University, China (1989). Mr. Zheng also has a M.S. degree in Computer Science from University of California, Riverside (1992), where he is also a Ph.D. candidate.


James K. Ho, Ph.D. Dr. Ho serves as a consultant for the Company. Dr. Ho is a professor of information and decision sciences at the University of Illinois at Chicago, where he also serves as director of applied research and consulting services for the College of Business Administration. He did his undergraduate work at Columbia University and obtained his Ph.D. from Stanford University. Dr. Ho has published widely in academic and professional journals and authored three books and numerous research articles including "Evaluating the World Wide Web: A Study of 1000 Commercial Sites," "A Comparative Study of Commercial Web Sites in Australia, France, Hong Kong, and USA," and "Focasting: The future of Web Advertising." He has extensive experience working with international organizations, major corporations, as well as small businesses in the application of information technology in the workplace. Based on his recent book, "Prosperity in the Information Age", he conducts executive seminars on "Competing in the Information Age: Maximizing the Payoff from Information Technology" and on "Internet Strategies: Beyond Web Sites and Home Pages." Dr. Ho teaches courses in information and operations management for MBA, MS, and Ph.D. students, making extensive use of Web resources. It was Dr. Ho who suggested that the Company implement a FOCASTING (Focused Broadcasting) function in the Company's web site to provide an added value for the Company's subscribers.


Joseph Sloan. Mr. Sloan serves as a consultant to the Company. Mr. Sloan is currently the senior UNIX administrator for Toyota in charge with implementing its call center database, direct response marketing database, web site, external UNIX mail gateway, and new UNIX system. Mr. Sloan has a background in system and network administration of Solaris, SGI Irix, BSD, LINUX and other UNIX systems. Moreover, Mr. Sloan has a background in UNI - PC integration, administration of mail, DNS, web and security as well as utility programming in Perl, Shell, C/C++ and other languages. Mr. Sloan has worked at McDonnell Douglas Corporation where he wrote ATE and Mil-1553 avionics test software and Hughes Aircraft Co. where he was responsible for large-scale naval electronics warfare systems for the Navy of the Republic of China. Mr. Sloan has an Associate Degree in Electronics Technology from Fullerton College (1981). Mr. Sloan is currently completing his B.S. Degree in Computer Engineering from California State Long Beach.


Executive Compensation

         The following table sets forth, for the fiscal year ended June 30, 1998, annual compensation, including salary and bonuses paid by the Company to each executive officer and all executive officers as a group.




     Name and Principal Parties                              Annual Compensation
     --------------------------                              -------------------
                                                                Salary   Bonus
                                                                ------   -----
Frank S. Yuan                                                 $ 50,000     -0-
Chief Executive Officer and President

David Rau                                                     $ 33,600     -0-
Chief Financial Officer



All executive officers as a group (Frank S. Yuan              $ 83,600     -0-
and David Rau)

Employment Agreements


         Mr. Rau entered into an employment agreement with the Company in October 1996, pursuant to which Mr. Rau will serve as part-time treasurer. The term of the agreement is "at will"; either party may terminate the agreement upon ten (10) days written notice. Pursuant to the agreement with Mr. Rau, the Company will pay Mr. Rau a base salary of $33,600 beginning October 1996.

Directors and Officers Insurance

         The Company is exploring the possibility of obtaining Directors' and Officers' liability insurance. The Company has obtained a premium quotation but has not entered into any contracts with any insurance company to provide said coverage as of the date of this Prospectus. There is no assurance that the Company will be able to obtain such insurance.

Indemnification of Officers and Directors

         At present, the Company has not entered into individual indemnity agreements with its Officers or Directors. However, the Company's Articles of Incorporation and By-Laws provide a blanket indemnification and state that the Company shall indemnify, to the fullest extent under California law, its Directors and Officers against certain liabilities incurred with respect to their service in such capacities. In addition, the Articles of Incorporation provide that the personal liability of Directors and Officers for monetary damages shall be eliminated to the fullest extent permissible under California law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers, and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a Director, Officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Company is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Stock Options

         The Company has adopted a non-qualified Stock Option Plan covering 250,000 shares of the Company's Common Stock, pursuant to which directors, officers, key employees, and consultants working for the Company are eligible to receive stock options. The plan is administered by the Board of Directors and the President of the Company (the "Administrator"). The selection of participants, allotment of shares, determination of price and other conditions of purchase of the stock options are determined by the Administrator in order to attract and retain persons instrumental to the success of the Company. As determined by the Administrator, payment upon exercise of options may be in cash or other payment method. Generally, the vesting, exercise and termination schedules are determined by the Administrator at the time of grant, as is the exercise price. The stock options, in most cases, are terminated if the Grantee resigns, terminates, or no longer holds his/her position with the Company prior to vesting. The table below reflects stock options granted by the Company to executive officers and other persons. The table covers all options granted by the Company through December 31, 1998. As of December 31, 1998, no options have been exercised.

Name of                              Date       No. of      Exercise
Holder                               Granted    Shares      Price
--------------                       -------    -------     --------------------
Alan Chang(1)                        1996       50,000      $0.40/share
David Rau(2)                         1996       25,000      $10.00
James Zheng(3)                       1996       50,000      $10.00
Monica Cheang(4)                     1997       10,000      $0.40/share
Luz Jimenez(5)                       1997        5,000      $0.40/share
David Rau(5)                         1998        5,000      $0.40/share
Laura Mercado(5)                     1998        5,000      $0.40/share
Catherine Jampierre(5)               1998        5,000      $0.40/share
Howard W. Moore(6)                   1998       15,000      $0.40/share

Total Granted                                  170,000      $0.40/share - $10.00
Total Ungranted                                 80,000(7)

(1) Alan Chang was granted a restricted stock option to purchase 50,000 shares of Common Stock at $0.40 per share pursuant to an employment contract executed on October 8, 1996. The option vested two years after the execution of the employment contract. At the time of Mr. Chang's resignation from the Company only 50 percent of the option (25,000 shares) had vested. Pursuant to the terms of the Company's 1996 Stock Option Plan, Mr. Chang must exercise the option within three months of his resignation from the Company.

(2) David Rau was granted a restricted stock option to purchase 25,000 shares of Common Stock for a total cost of $10.00 pursuant to an employment contract executed on October 28, 1996. The option vested two years after the execution of the employment contract. However, Mr. Rau can only exercise 50 percent of the option (12,500 shares) within 15 days after the end of his second year of employment. The remaining 50 percent of the option (12,500 shares) is exercisable within 15 days after the end of his third year of employment.

(3) James Zheng was granted a restricted stock option to purchase 50,000 shares of Common Stock for a total cost of $10.00 pursuant to an employment contract executed on November 1, 1996. The option vested two years after the execution of the employment contract. However, Mr. Zheng can only exercise 50 percent of the option (25,000 shares) within 15 days after the end of his second year of employment. The remaining 50 percent of the option (25,000 shares) is exercisable within 15 days after the end of his third year of employment.

(4) Monica Cheang, who serves as the Company's Office Administrator, was granted a restricted stock option to purchase 10,000 shares of Common Stock at $0.40 per share. Ms. Cheang can only exercise 50 percent of her option (5,000 shares) within 15 days after the end of her second year of employment. The remaining 50 percent of the option (5,000 shares) is exercisable within 15 days after the end of her third year of employment.

(5) Luz Jimenez, David Rau, Laura Mercado and Catherine Jampierre were each granted restricted stock option to purchase 5,000 shares of Common Stock at $0.40 per share. They can only exercise 50 percent of their option (2,500 shares) within 15 days after the end of their second year of employment. The remaining 50 percent of the options (2,500 shares) are exercisable within 15 days after the end of their third year of employment.

(6) In consideration for serving as the Company's Vice-Chairman, Mr. Moore was granted restricted stock options to purchase 15,000 shares of Common Stock at $0.40 per share.

(7) The Board of Directors has empowered Management to grant the remaining 80,000 share of ungranted stock options to key employees.

         The stock options described above are non-qualified stock options that were issued by the Company to certain employees and executive officers. As of September 30, 1998, no options have been exercised or canceled.


                              CERTAIN TRANSACTIONS

         On September 17, 1996, the Company loaned Frank S. Yuan $922,020. The loan was evidenced by a written promissory note that required Mr. Yuan to pay monthly interest on the outstanding principal balance of the loan at a rate of 8 percent per annum. Furthermore, Mr. Yuan was required to make principal payments on demand. To secure the promissory note, Mr. Yuan granted the Company a security interest in two credit facilities offered by American International Bank and United National Bank totaling $1,500,000. Mr. Yuan has since paid off the loan in its entirety.


         In July 1996, The Frank S. Yuan Family Trust purchased 2,250,000 shares for $50,000, and on November 26, 1997, the Frank S. Yuan Family Trust purchased 450,000 shares for $225,000. Frank S. Yuan is the trustee of The Frank S. Yuan Family Trust.


         All future transactions, including loans, between the Company and its officers, directors, principal shareholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


         The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock as of December
31, 1998, and as adjusted to reflect the sale of the Shares offered hereby,  for
(i) each  executive  officer or director of the  Company who  beneficially  owns
Shares; (ii) each stockholder known to the Company to beneficially own 5 percent or more of the outstanding Shares of its Common Stock; and (iii) all executive officers and directors as a group. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such Shares, subject to community property laws where applicable.


Executive Officers,                                Shares                     Percentage of Common Shares Outstanding
Directors, and 5%                               Beneficially
Stockholders(1)                                    Owned(2)                               After Offering
-------------------                             ------------      -----------------------------------------------------------------
                                                                   Before        Minimum       Minimum       Maximum      Maximum
                                                                  Offering       w/o BCF       w/BCF(3)      w/o BCF       w/BCF(4)
                                                                  --------       -------       --------      -------       --------
Howard W. Moore(6)                                   15,000          0.3%          0.3%          0.2%          0.2%          0.2%
Frank S. Yuan Family Trust(7)                     2,700,000           45%         44.1%         39.6%         31.8%         28.6%
Charles Rice                                         60,000            1%            1%          0.9%          0.7%          0.6%
Deborah Shamaley                                    300,000            5%          4.9%          4.4%          3.5%          3.2%
Robert H.J. Lee                                     250,000          4.2%          4.1%          3.7%          2.9%          2.6%
Robert Hsieh                                         62,500            1%            1%          0.9%          0.7%          0.7%
Peter Lin (8)                                       295,000          4.9%          4.8%          4.3%          3.5%          3.1%
David Rau (9)                                        30,000          0.5%          0.5%          0.4%          0.3%          0.3%
James Zheng (10)                                     50,000          0.8%          0.8%          0.8%          0.6%          0.5%
UNI, L.P.(11)                                       474,000          7.9%          7.7%          7.1%          5.6%          5.0%
All Officers, Directors,
and 5% Shareholders as Group                      4,236,500         70.6%         69.2%         62.3%         49.8%         44.8%
All Other Stockholders(12)                        1,763,500         29.4%         28.8%         25.9%         20.8%         18.7%
New Stockholders if Minimum Sold                    125,000                          2%          1.8%
New Stockholders if Maximum Sold                  2,500,000                                                   29.4%         26.5%
BCF if Minimum Sold                                 680,555(3)                                  10.0%
BCF if Maximum Sold                                 944,444(4)                                                              10%

(1) All officer, directors, and five-percent shareholders of the Company may be reached at Cyber Merchants Exchange, Inc., 320 S. Garfield Ave., Ste. 318, Alhambra, CA 91801.

(2) Based on 6,000,000 shares outstanding (5,750,000 shares outstanding plus 250,000 shares reserved for stock options of which stock options of 145,000 shares have been granted ). (After the 1-for-2 reverse stock split.)

(3) As part of the Company's contract with BCF, the Company granted BCF a stock warrant to obtain a 10 percent equity interest in the Company. See, "Key Contracts and Collaborative Retail customers - Burlington Coat Factory Warehouse Corporation." Assumes the exercise by BCF of its stock warrant to obtain a 10 percent equity interest in the Company at $4.00 per share. If the minimum amount of shares (125,000 shares) are subscribed to pursuant to this Offering, BCF's stock warrant would entitle it to purchase up to 680,556 shares. This number of shares is determined by taking the difference between that number of shares 6,810,556 (of which 6,125,000 shares represents 90 percent; 6,125,000 / .90 =
6,810,556) and 6,125,000 shares. Thus, if the minimum amount of shares are subscribed to, BCF can purchase up to 680,556 shares for $4.00 per share.

(4) As part of the Company's contract with BCF, the Company granted BCF a stock warrant to obtain a 10 percent equity interest in the Company. See, "Key Contracts and Collaborative Retail customers - Burlington Coat Factory Warehouse Corporation." Assumes the exercise by BCF of its stock warrant to obtain a 10 percent equity interest in the Company at $4.00 per share. If the maximum amount of shares (2,500,000 shares) are subscribed to pursuant to this Offering, BCF's stock warrant would entitle it to purchase up to 944,444 shares. This number of shares is determined by taking the difference between that number of shares 9,444,444 (of which 8,250,000 shares represents 90 percent; 8,250,000 / .90 =
9,444,444) and 8,250,000 shares. Thus, if the maximum amount of shares are subscribed to, BCF can purchase up to 944,444 shares for $4.00 per share.

(5)  Assumes  the  exercise  by Howard W.  Moore of his  stock  options  (15,000 shares).

(6) Frank Yuan and Vicky Yuan are the trustees of the Frank S. Yuan Family Trust. Jerome Yuan is the beneficiary of the Frank S. Yuan Family Trust.

(7) Peter Lin was an Associate Portfolio Manager in Global Investment  Advisors,
Inc.,  the  General  Partner  of  Global  Strategic   Investment,   and  is  the
Investment/Portfolio Manager of the Lotus Group.

(8) Assumes the exercise by David Rau of his stock options (30,000 shares). Mr. Rau is also the beneficial owner of 30,000 shares (after 1-for-2 reverse stock split) that were purchased at $0.42 average cost per share.
See Footnote 11, below.

(9) Assumes the exercise by James Zheng of his stock options (50,000 shares). Mr. Zheng is also the beneficial owner of 50,000 shares (after 1-for-2 reverse stock split) that were purchased at $0.40 per share. See Footnote 11, below.

(10) The following table sets forth the beneficial owners of UNI, L.P. after giving effect to the 1-for-2 reverse stock split:

                                                                       1st Round        1st Round         2nd Round       2nd Round
Name of Partner                                  Residence               Shares         Investment          Shares        Investment
---------------                                  ---------               ------         ----------          ------        ----------
Alan Chang                                    CA           USA            1,250         $    500              250         $    125
Edward Chang                                  CA           USA            1,250         $    500              250         $    125
Helen Chang                                   NY           USA            5,000         $  2,000            1,000         $    500
Monica Cheang                                 CA           USA            5,000         $  2,000            1,000         $    500
Gary & Grace Chou                             CA           USA            5,000         $  2,000            1,000         $    500
Martin Chow                                   CA           USA           12,500         $  5,000            2,500         $  1,250
Peter & Jenny Chow                            CA           USA            5,000         $  2,000            1,000         $    500
Mei-Jui Hsu                                   CA           USA                0         $      0            5,000         $  2,500
Nina Hsu                                      CA           USA           25,000         $ 10,000                0         $      0
Inky Hwang                                    CA           USA           12,500         $  5,000                0         $      0
Wei H. Kao                                    CA           USA           12,500         $  5,000            2,500         $  1,250
Judson Lee                                    CA           USA           37,500         $ 15,000                0         $      0
Ming- Feng Lee                                NV           USA                0         $      0            5,000         $  2,500
Ingrio Liao                                   CA           USA                0         $      0            5,000         $  2,500
Jacqueline Michaela Liao                      CA           USA           25,000         $ 10,000                0         $      0
Willy Ma                                      CA           USA           12,500         $  5,000            2,500         $  1,250
David Rau                                     CA           USA           25,000         $ 10,000            5,000         $  2,500
Fredrik Ross Runnerstrum                      CA           USA            5,000         $  2,000            1,000         $    500
Martha Shih                                   CA           USA            2,500         $  1,000              500         $    250
Andy & Maureen Storch                         IL           USA            2,500         $  1,000              500         $    250
Helen T. Wang                                 CA           USA                0         $      0            5,000         $  2,500
Albert S. Yuan                                CA           USA            2,500         $  1,000              500         $    250
Lili C. & Kenneth Yuan                        CA           USA           12,500         $  5,000                0         $      0
Norbert Yuan                                  CA           USA           12,500         $  5,000            2,500         $  1,250
Ya-Yuan C. & Harry Yuan                       CA           USA           12,500         $  5,000            2,500         $  1,250
James Zheng                                   CA           USA           50,000         $ 20,000                0         $      0
Shi-Pin Yuan                                  Taiwan                     30,000         $ 12,000            6,000         $  3,000
Yi-Kung Hwang                                 Taiwan                     37,500         $ 15,000                0         $      0
Shih-Li Yuan                                  Taiwan                     42,500         $ 17,000            6,000         $  3,000
Hwa-Hung Tseng                                Taiwan                     22,500         $  9,000                0         $      0
                                                                       ========         ========         ========         ========
Total:                                                                  417,500         $167,000           56,500         $ 28,250

(11) Assumes the exercise by Monica Cheang (10,000), Laura Mercado (5,000), Catherine Jampierre (5,000), David Rau (5,000) and Luz Jimenez (5,000) of their stock options. Also assumes the grant and exercise of the remaining 80,000 shares held in reserve for stock options.



                            DESCRIPTION OF SECURITIES

Common Stock

         On June 30, 1997, the authorized capital stock of the Company consisted of 50,000,000 Shares of Common Stock. On March 24, 1998, the Company's Articles of Incorporation were amended so that the Company's authorized capital stock consisted of 40,000,000 Shares of Common Stock and 10,000,000 Shares of Preferred Stock, without par value. As of December 31, 1998, there were
5,750,000 Shares of Common Stock outstanding and held of record by 36 stockholders. There are no outstanding shares of Preferred Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except that upon giving the legally required notice, stockholders may cumulate their Shares in the election of directors. The Company may pay dividends at the time and to the extent declared by the Board of Directors and in accordance with California corporate law. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All outstanding Shares of Common Stock are, and the Shares offered hereby will be, upon the completion of this Offering, fully paid and not assessable.

Warrants


         BCF owns a warrant (the "Warrant") to purchase the Company's Common Stock, on a fully diluted basis, equal to ten percent (10%) of the Company pursuant to the Warrant Agreement dated October 15, 1997. See "Key Contracts and Collaborative Retail customers - Burlington Coat Factory Warehouse Corporation." The Warrant is currently exercisable at $4.00 per share. The Warrant expires upon the earlier of the following dates: (i) October 15, 2002 or (ii) 30 days after the closing of a firm underwritten public offering of the Company's securities with which the aggregate gross proceeds to the Company are at least $5,000,000 and the offering price is at least $4.00 per share. The Common Stock issued upon the exercise of this Warrant has certain registration rights. In the event the Company sells only the Minimum, BCF shall have a warrant to purchase 680,556 shares of the Company's Common Stock. In the event the Company sells the Maximum, BCF shall have a warrant to purchase 944,444 shares of the Company's Common Stock.



                              PLAN OF DISTRIBUTION


General

         The Company proposes to offer and sell the Shares of Common Stock directly to members of the public residing in the following states: California, Illinois, New Jersey and New York. Announcements of this Offering, in the form prescribed by Rule 134 of the Securities Act, will be communicated to selected persons. A copy of this Prospectus will be delivered to those who request it, together with the Subscription Agreement. All shares will be sold at the public offering price of $8.00 per share. The Company reserves the right to reject any subscription or share purchase agreement in full or in part.


         The Company will effect offers and sales of shares through printed copies of this Prospectus delivered by mail and electronically by the Company and through broker-dealers. Any voice or other communications will be conducted in certain states through its executive officers, and in other states through a designated sales agent, licensed in those states. Under Rule 3a4-1 of the Exchange Act, none of these employees of the Company will be deemed a "broker," as defined in the Exchange Act, solely by reason of participation in this Offering, because (1) none is subject to any of the statutory disqualifications in Section 3(a)(39) of the Exchange Act, (2) in connection with the sale of the shares hereby offered, none will receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities, (3) none is an associated person (partner, officer, director or employee) of a broker or dealer and (4) each meets all of the following conditions: (A) primarily performs substantial duties for the issuer otherwise than in connection with transactions in securities; (B) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (C) will not participate in selling an offering of securities for any issuer more than once every 12 months.

         The Company has also engaged certain broker-dealers to act as best efforts underwriters for this Offering (collectively the "Selling Group"). The Selling Group is comprised on Ace Diversified Capital, Inc., Drake & Co., U.S. Pacific Financial Services, Travis Morgan Securities, Corporate Investment Group, AM Razo and Company Securities Inc., Tradeway Securities Group, Inc., and Malachi Group, Inc. The Company has executed and entered into Best Efforts Compensation Agreements with each member of the Selling Group, whereby the Company has granted each broker/dealer a different allotment of the 2,500,000 shares to sell. The following table sets forth the Maximum number of shares that each broker-dealer has been allotted of the total 2,500,000 shares being offered herein.


Name of Broker-dealer              Number of Shares Allotted to Sell
---------------------              ---------------------------------
Ace Diversified Capital, Inc.                     400,000
Drake & Co.                                       100,000
U.S. Pacific Financial Services                   300,000
Travis Morgan Securities                          100,000
Corporate Investment Group                         50,000
AM Razo and Company Securities                     50,000
Tradeway Securities Group, Inc.                    50,000
Malachi Group, Inc.                                50,000
TOTAL                                           1,100,000

         It is important to note that since the Company has allotted only 1,100,000 of the 2,500,000 shares offered herein, the Company, through its officers, will have to sell the remaining 1,400,000 shares (and any of the 1,100,000 shares allotted to, but not sold, by the Broker-dealers) directly to the public. The Company, however, reserves the right in its sole and absolute discretion to increase said allotments to an amount not to exceed the 2,500,000 shares offered herein.


         The maximum placement agent commission is seven percent (7%). The Company is not responsible for any due diligence fees. There are no arrangements for reimbursement of the expenses incurred by the members of the Selling Group. The Company will pay and bear all costs incident to the performance of its obligations under the Best Efforts Compensation Agreements, but not including the fees and expenses incurred by legal counsel for any of the members of the Selling Group.

         Each member of the Selling Group shall receive warrants to purchase up to five percent (5%) of the number of shares of Common Stock allotted by the Company to each broker/dealer (pursuant to the terms of each respective Best Efforts Compensation Agreement) at a price equal to one hundred and sixty-five percent (165%) of the final offering price (165% of $8.00 or an exercise price for the warrants of $13.20 per share). The number of warrants granted to each broker/dealer will be based on a pro rata amount of allotted shares of Common Stock that are sold by each broker/dealer. For example, if a broker/dealer sells all of its allotted shares, the broker/dealer will receive warrants for the full five percent; in the alternative, if the broker/dealer sells none of its allotted shares, the broker/dealer will not receive any warrants.

         Each  warrant   shall  be   assignable,   shall  contain  net  exercise
provisions, and shall expire four (4) years after the effective date of this registration statement.

         The warrants and the underlying securities are "restricted securities" and may not be sold, transferred, assigned, pledged or hypothecated, except by operation of law or in conjunction with a reorganization, for a period of one year following the effective date of this registration statement. The warrants and the underlying securities (in the event the warrants are exercised) will contain a restrictive legend describing the restriction and the time period.

Determination of Offering Price

         Prior to this Offering there has been no market for the common stock of the Company, and there can be no assurances that a market will develop or be sustained. Accordingly, the public offering price has been determined by the Company's Board of Directors. Among factors considered in determining the public offering price were the Company's results of operations, the Company's current financial condition, its future prospects, the state of the markets for its products, the experience of management and the economics of the industry segment in general.

         The Shares are offered on a "Minimum-Maximum" basis: 125,000 Shares (the "Minimum"), and 2,500,000 Shares (the "Maximum"). The Shares are offered directly by the Company subject to the subscription and payment for not less than the Minimum, offered by the Company during the "Holding Period," which shall begin with the commencement of the Offering and terminate upon the earlier of (i) the date upon which the escrow agent, Imperial Bank, confirms that it has received the Minimum in deposited funds in a specified escrow account, (ii) within 180 days of the date of the commencement of this Offering, (iii) the date upon which the Company terminates the Offering prior to the sale of the Minimum, or (iv) the date upon which the Company terminates the Offering after the sale of the Minimum. All subscription payments received during the Impound Period will be deposited into an interest bearing escrow account entitled: "Imperial Trust Company Escrow Account for Cyber Merchants Exchange, Inc." at Imperial Trust Company, 201 N. Figueroa, Suite 610, Los Angeles, California 90012.

         All payments for Shares must be made payable to the order of "Imperial Trust Company Escrow Account for Cyber Merchants Exchange, Inc." and delivered with a completed subscription agreement to the Company. Within three business days of receipt, the Company will transmit for deposit into the escrow account, all payments and corresponding copies of subscription agreements. During the Impound Period, subscribers will not have the right to any return of subscriptions.

         In the event less than $1,000,000 in subscriptions are received within 180 days of the date of the commencement of this Offering, then 100% of the proceeds shall be promptly returned to the prospective investors by the Escrow Agent, pursuant to the terms of an Escrow Agreement the Company has filed with the Securities and Exchange Commission. When the balance of the bank account reaches $1,000,000, the Escrow Agent shall then release such funds to the Company and they will be used in the manner described under "Use of Proceeds."

         Unless the Minimum number of Shares offered hereby are sold by the end of the Offering period (i.e., within 180 days of the date of the commencement of this Offering), all proceeds will be promptly returned to subscribers without deduction for commissions or expenses. If the Minimum amount is raised, the remaining 2,375,000 shares will continue to be offered until the earlier of the sale of all of the Shares being offered, termination of the Offering or until expiration of the offering period.

         The Shares are offered subject to prior sale and the Company reserves the right to reject any offer in whole or in part. The Company will send written confirmation by U.S. mail to notify subscribers of the acceptance of their subscriptions within ten days of their acceptance (i.e., signed copies of the Subscription Agreement). Common Stock certificates will be delivered to investors by means of Federal Express or other delivery service within two weeks after the Minimum has been sold, and thereafter within 30 days of acceptance of the subscription by the Company.


Registration Rights

         The Company has issued a stock warrant to BCF pursuant to which BCF was granted certain registration rights.

Transfer Agent and Registrar


         The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.



                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by its counsel, Evers & Hendrickson, LLP, San Francisco, California.

                                     EXPERTS


         The financial statements of the Company as of June 30, 1998 and 1997 and for the years then ended, included herein and in the Registration Statement in reliance upon the report of KPMG, LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

         The report of KPMG, LLP covering the June 30, 1998 and 1997 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



                             ADDITIONAL INFORMATION

         A Registration Statement on Form SB-2, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission, Office of Small Business Policy, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the shares offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. In addition the Commission maintains a World Wide Web site on the Internet at http://www.sec.org that contains reports, proxy and information statements and other documents filed electronically with the Commission, including the Registration Statement. The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article IV of the Registrant's Articles of Incorporation provides that the liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

Section 2.15 of Article II of the Registrant's By-laws provides that it may indemnify any director, officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317 of the California Corporations Code. In any event, the Registrant shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the Registrant would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:



SEC filing fees                                                            5,900
Blue Sky filing fees                                                      10,500
Accountant's fees and expenses                                            25,000
Legal fees and expenses                                                   40,000
Printing                                                                  20,000
Marketing expenses                                                        20,000
Postage                                                                    5,000
Transfer Agent's fees                                                      5,000
Miscellaneous                                                             18,600
         Total                                                          $150,000



The Registrant will bear all expenses shown above.

Item 26. RECENT SALES OF UNREGISTERED SECURITIES


a) The following information is given for all securities that Cyber Merchants Exchange, Inc. (the "Company") sold within the past three years without registering the securities under the Securities Act. It is important to note that the sales of securities listed below occurred before the Company effected a 1-for-2 reverse stock split in March of 1998.


         Date                      Title               Amount
         ----                      -----               ------
     1.  7/16/96 to 12/31/96       Common Stock        $ 1,050,000
     2.  10/1/97 to 12/31/97       Common Stock        $   500,000


---------------------------------- ------------- -------------- ------------- --------------- -------------
                                   1st Round     1st Round      2nd Round     2nd Round
Name of Shareholder                Shares        Investment     Shares        Investment      Residence
---------------------------------- ------------- -------------- ------------- --------------- -------------
DJR Telecom, Inc.                        50,000        $10,000        10,000          $2,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Jeannie Chen                            100,000        $20,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Amy Me-Ling Young                       100,000        $20,000        20,000          $5,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
R. Douglas Smith                         25,000         $5,000         5,000          $1,250            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Finefeld Group, Inc.                    250,000        $50,000        50,000         $12,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Calsafe Capital Corporation             250,000        $50,000        50,000         $12,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Chang-Huan & Haily Chen Hsueh           250,000        $50,000        50,000         $12,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Robert H.J. Lee                         500,000       $100,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
T.K. Lin Investment Co.                 250,000        $50,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Su, Peng Chang-Ching                     50,000        $10,000        10,000          $2,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Robert & Ning-Ning Hsieh(1)             250,000        $50,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
UNI L.P.                                835,000       $167,000       113,000         $28,250            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Yuan Family Trust                     4,500,000        $50,000       900,000        $225,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Guo Li Gang                             350,000        $70,000        70,000         $17,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Song-Nien Yeh                           150,000        $30,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Global Strategic Investment, L.P.(2)    470,000        $94,000       120,000         $30,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Charles Hung, Jr.                        30,000         $6,000             0              $0            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Chang Pension Trust                           0              0        50,000         $12,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Shen, Xu                                      0              0        40,000         $10,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Yao, Jie                                      0              0        16,000          $4,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Lin, Po wen                                   0              0        50,000         $12,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Baumin Lee & Jung Chang                       0              0        60,000         $15,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Aretha Lee                                    0              0        40,000         $10,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
John J. Shay                                  0              0       100,000         $25,000            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Tsay, Yuh Tsuen                               0              0        34,000          $8,500        Taiwan
---------------------------------- ------------- -------------- ------------- --------------- -------------
C. Stewart & Ying-Foon Chow                   0              0        30,000          $7,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Jerry Yeh                                     0              0        30,000          $7,500            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Charles & Margaret Rice                 100,000        $20,000        20,000          $5,000            IL
---------------------------------- ------------- -------------- ------------- --------------- -------------
Lonnie B. Martin                         10,000         $2,000         2,000            $500            TX
---------------------------------- ------------- -------------- ------------- --------------- -------------
Deborah Shamaley                        500,000       $100,000       100,000         $25,000            TX
---------------------------------- ------------- -------------- ------------- --------------- -------------
Loyis & Barbara Vargochik                50,000        $10,000             0              $0            NC
---------------------------------- ------------- -------------- ------------- --------------- -------------
Lux Corporation(3)                      125,000        $25,000             0              $0            WA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Avram Jay & Eleanor Kaiser               25,000         $5,000         5,000          $1,250            FL
---------------------------------- ------------- -------------- ------------- --------------- -------------
Arlene & Peter Langone                    5,000         $1,000             0              $0            CT
---------------------------------- ------------- -------------- ------------- --------------- -------------
Wen-Tsung Chen                          250,000        $50,000             0              $0        Taiwan
---------------------------------- ------------- -------------- ------------- --------------- -------------
William & Dee Mowbray                    25,000         $5,000         5,000          $1,250            CA
---------------------------------- ------------- -------------- ------------- --------------- -------------
Total                                 9,500,000     $1,050,000     2,000,000        $500,000
---------------------------------- ------------- -------------- ------------- --------------- -------------


     (1) As part of a divorce settlement, Robert Hsieh and Ning-Ning Hsieh each currently owns 125,000 shares of the Company's Common Stock.

     (2) Lotus Group succeeded Global Strategic Investment's interest in the Company. Peter Lin was an Associate Portfolio Manager in Global Investment Advisors, Inc., the General Partner of Global Strategic Investment, and is the Investment/Portfolio Manager of the Lotus Group.

     (3) Claire's Stores, Inc. acquired all of the assets of Lux Corporation.

State Exemptions Relied Upon

California:       Cal. Corp. Code Section 25102(f)
Illinois:         815 ILCS 5/4 Sections 4(B), (G), and (S)
Florida:          Fla. Stat. Section 517.061(11)
Texas:            Texas Securities Act Sections 5(E) and (I)
Connecticut:      Uniform Securities Act Ch. 672a Section 36b-21(b)(9)(A)
Washington:       RCW 21.20.320(1)
North Carolina:   Securities Act Section 78A-17(9)

b) No underwriters were used in connection with any of the issuances of shares. The class of persons to whom the Company issued shares was those persons known to the

     1.  Founders,  Employees,  Directors,   consultants,  business  associates,
         private investors

     2.  Employees,  Directors,   consultants,   business  associates,   private
         investors


c) No underwriters were used in connection with any of the issuances of shares or options so there were no underwriting discounts or commissions. The transactions and the types and amounts of consideration received by the Company were:


     1.  Cash

     2.  Cash


d) The sales were made pursuant Section 4(2) of the Securities Act. Each investor was provided with a Private Placement Memorandum which described the information needed so that prospective investors could make an informed investment decision.



Item 27. EXHIBITS


ITEM (601)                DOCUMENT                                PAGE
----------                --------                                ----
 1.1           Best Efforts Compensation Agreement with Ace Diversified Capital,
               Inc.

 1.2           Best Efforts Compensation Agreement with Drake & Co.

 1.3           Best Efforts  Compensation  Agreement with U.S. Pacific Financial
               Services

 1.4           Best Efforts Compensation Agreement with Travis Morgan Securities


 1.5           Best Efforts  Compensation  Agreement with  Corporate  Investment
               Group


 1.6           Best  Efforts  Compensation  Agreement  with  AM  Razo &  Company
               Securities Inc.


 1.7           Best Efforts Compensation Agreement with Malachi Group, Inc.

 1.8           Best Efforts  Compensation  Agreement  with  Tradeway  Securities
               Group, Inc.

 1.9           Supplements to Best Efforts Compensation Agreements

 1.10          Form of Warrant for Best Efforts Compensation Agreements


 3.1           Articles of Incorporation, July 16, 1996

 3.2           Amendment to Articles of Incorporation  filed
               March 30, 1998

 3.3           By-laws

 4.1           Article II of By-laws  (Reference  is made to
               Exhibit 3.3)

 4.2           Share Specimen

 4.3           Warrant  held  by  Burlington   Coat  Factory
               Warehouse Corporation

 5 Opinion of Evers & Hendrickson, LLP with respect to the legality of the shares being registered

10.1           Lease of registrant's facilities

10.2           Participation  Agreement with Burlington Coat
               Factory Warehouse Corporation

10.3           Contract with Family Bargin Corporation




10.4           Employment contract with David Rau

10.5           Escrow Agreement with Imperial Bank

10.6           1996 World Wide Magic Net, Inc. Stock Option Plan

23.1           Consent of KPMG, LLP


23.2           Consent of Evers & Hendrickson, LLP

99.1           Share Purchase Agreement


Item 28. UNDERTAKINGS

a)   The Registrant hereby undertakes that is will:

     1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

     2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the bona fide offering.

     3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion or the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe the registrant meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Alhambra, on __________________.

Cyber Merchants Exchange, Inc.


By:________________________                 By:_________________________________
         Frank S. Yuan                               David Rau
         Chief Executive Officer,                    Chief Financial Officer
         President, and Chairman of the Board


         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                        Title                                Date
________________________    Vice-Chairman                           ____________________
Howard W. Moore

________________________    Chief Executive Officer                 ____________________
Frank S. Yuan               President, Chairman of the Board


________________________    Chief Financial Officer                 ____________________
David Rau


________________________    Director                                ____________________
Deborah Shamaley


________________________    Director                                ____________________
Charles Rice


________________________    Director                                ____________________
Robert Hsieh


________________________    Director                                ____________________
Robert Lee


________________________    Director                                ____________________
Peter Lin

No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date of this Prospectus or that the information contained herein is correct as of any date subsequent to the date of this Prospectus.


TABLE OF CONTENTS                                                           Page
                                                                            ----
Summary......................................................................___
Risk Factors.................................................................___
Use of Proceeds..............................................................___
Dividend Policy..............................................................___
Capitalization...............................................................___
Dilution.....................................................................___
Selected Financial Data......................................................___
Management's Discussion and Analysis of Financial Condition
and Results of Operations....................................................___
Business.....................................................................___
Management...................................................................___
Certain Transactions.........................................................___
Principal Stockholders.......................................................___
Description of Securities....................................................___
Plan of Distribution.........................................................___
Legal Matters................................................................___
Experts......................................................................___
Additional Information.......................................................___
Financial Statements.........................................................F-1


Until ____________, 1999 (90 days after the effective date of this Prospectus), all dealers effecting transactions in the Securities, whether or not participating in this Offering, may be required to deliver a Prospectus. This in addition to the obligation of dealers to deliver a Prospectus when acting as
Selling Group members and with respect to their unsold allotments or subscriptions.


                                 ---------------
                         CYBER MERCHANTS EXCHANGE, INC.
                                d.b.a. C-ME.com
                                 ---------------


                               2,500,000 Shares of
                                  Common Stock



                                   PROSPECTUS


                              ____________________

                         CYBER MERCHANTS EXCHANGE, INC.

                          INDEX TO FINANCIAL STATEMENTS




Report of KPMG LLP, Independent Auditors............................................... F-2

Balance Sheets as of June 30, 1997 and 1998 and December 31, 1998 (unaudited).......... F-3

Statements of Operations for the years ended June 30, 1997 and 1998 and for the six months ended December 31, 1997 and 1998 (unaudited).................................... F-4

Statements of Stockholders' Equity for the years ended June 30, 1997 and 1998 and for the six months ended December 31, 1997 and 1998 (unaudited)............................ F-5

Statements  of Cash Flows for the years ended June 30, 1997 and 1998 and for the six months ended December 31, 1997 and 1998 (unaudited)................................ F-6

Notes to Financial Statements.......................................................... F-7


KMPG
725 South Figueroa Street
Los Angeles, CA 90017



The Board of Directors
Cyber Merchants Exchange, Inc.:


We have audited the accompanying balance sheets of Cyber Merchants Exchange, Inc. (the "Company") as of June 30, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has experienced operating losses and negative cash flows from operating activities since inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



KMPG LLP




Los Angeles, California
October 16, 1998

                                        CYBER MERCHANTS EXCHANGE, INC.

                                                Balance Sheets
                                                                       June 30
                                                             --------------------------
                              Assets                             1997           1998       December 31, 1998
                                                             -----------    -----------    ------------------
                                                                                              (Unaudited)
Current assets:
     Cash and cash equivalents                               $     4,078         81,636           133,227
     Certificates of deposit                                        --          300,000              --
     Accounts receivable                                           9,560          7,477             7,515
     Notes receivable                                            419,570           --                --
     Other current assets                                          5,901           --                --
                                                             -----------    -----------       -----------
                 Total current assets                            439,109        389,113           140,742

Property and equipment, net                                       97,524         78,821            62,940

Other assets                                                       4,583          4,562             4,562
                                                             -----------    -----------       -----------
                                                             $   541,216        472,496           208,244
                                                             ===========    ===========       ===========

               Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable and accrued expenses                   $    44,552         47,502            26,822
     Deferred revenue                                              4,275          3,965             6,260
                                                             -----------    -----------       -----------
                 Total current liabilities                        48,827         51,467            33,082
                                                             -----------    -----------       -----------

Stockholders' equity:
     Preferred stock, no par value.  Authorized 10,000,000
        shares; none issued and outstanding                         --             --                --
     Common stock, no par value.  Authorized 40,000,000
        shares; issued and outstanding 4,750,000 shares at
        June 30, 1997 and 5,750,000 shares as of June 30,
        1998 and as of December 31, 1998, respectively         1,050,000      1,550,000         1,550,000
     Additional paid-in capital                                   30,000         30,000            30,000
     Accumulated deficit                                        (587,611)    (1,158,971)       (1,404,838)
                                                             -----------    -----------       -----------
                 Net stockholders' equity                        492,389        421,029           175,162

Commitments and contingency (note 6)
                                                             -----------    -----------       -----------
                                                             $   541,216        472,496           208,244
                                                             ===========    ===========       ===========

See accompanying notes to financial statements.

                                                     F-3

                                   CYBER MERCHANTS EXCHANGE, INC.

                                      Statements of Operations


                                           Year ended June 30       Six months ended December 31
                                           1997          1998           1997           1998
                                       -----------    -----------    -----------    -----------
                                                                             (Unaudited)
Revenues - subscriber's fees           $    35,900         65,722         38,640         29,380

Operating costs and expenses:
     Cost of revenues                      123,104        139,680         69,133         60,361
     General and
        administrative expenses            550,004        512,849        231,165        231,952
                                       -----------    -----------    -----------    -----------
           Operating loss                 (637,208)      (586,807)      (261,658)      (262,933)
                                       -----------    -----------    -----------    -----------
Other income (expenses):
     Loss on sale of fixed assets             --              (91)          --             --
     Interest income                        50,397         16,338          9,963         17,066
                                       -----------    -----------    -----------    -----------
           Loss before
              income taxes                (586,811)      (570,560)      (251,695)      (245,867)
                                       -----------    -----------    -----------    -----------
Income taxes                                   800            800           --             --
                                       -----------    -----------    -----------    -----------
           Net loss                    $  (587,611)      (571,360)      (251,695)      (245,867)
                                       -----------    -----------    -----------    -----------
Basic and diluted net loss per share   $     (0.14)         (0.11)         (0.05)         (0.04)
                                       ===========    ===========    ===========    ===========
Weighted Average Shares used in
    computation of net loss per share    4,223,178      5,281,889      4,793,478      5,533,944
                                       ===========    ===========    ===========    ===========


See accompanying notes to financial statements.

                                         CYBER MERCHANTS EXCHANGE, INC.

                                       Statements of Stockholders' Equity

                                         Common stock                                                   Net
                                ---------------------------        Additional      Accumulated      stockholders'
                                  Shares           Amount       paid-in capital      deficit           equity
                                ----------       ----------     ---------------    ----------        ----------
Balance at June 30, 1996              --         $     --               --               --                --

Issuance of common
    stock at inception           4,750,000        1,050,000             --               --           1,050,000

Deferred compensation
    related to stock options          --               --             30,000             --              30,000

Net loss                              --               --               --           (587,611)         (587,611)
                                ----------       ----------       ----------       ----------        ----------
Balance at June 30, 1997         4,750,000       $1,050,000           30,000         (587,611)          492,389

Issuance of common stock         1,000,000          500,000             --               --             500,000

Net loss                              --               --               --           (571,360)         (571,360)
                                ----------       ----------       ----------       ----------        ----------
Balance at June 30, 1998         5,750,000       $1,550,000           30,000       (1,158,971)          421,029

Net loss (unaudited)                  --               --               --           (245,867)         (245,867)
                                ----------       ----------       ----------       ----------        ----------
Balance at December 31, 1998
(unaudited)                      5,750,000       $1,550,000           30,000       (1,404,838)          175,162
                                ==========       ==========       ==========       ==========        ==========


See accompanying notes to financial statements.

                                                      F-5

                                            CYBER MERCHANTS EXCHANGE, INC.

                                               Statements of Cash Flows


                                                               Year ended June 30        Six months ended December 31
                                                              1997           1998           1997           1998
                                                           -----------    -----------    -----------    -----------
                                                                                                (Unaudited)
Cash flows from operating activities:
    Net loss                                               $  (587,611)      (571,360)      (251,695)      (245,867)
    Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation and amortization                           24,632         38,623         16,777         15,881
        Compensation expense related
         to stock options                                       30,000           --             --             --
        Loss on sale of fixed assets                              --               91           --             --
        Provision for doubtful accounts                           --            3,600          1,700           --
        Changes in assets and liabilities:
           Accounts receivable                                  (9,560)        (1,517)        (4,472)      (38)
           Other current assets                                 (5,901)         5,901          2,854           --
           Other assets                                         (4,583)            21             21           --
           Accounts payable and
            accrued expenses                                    44,552          2,950        (22,326)       (20,680)
           Deferred revenue                                      4,275           (310)           945          2,295
                                                           -----------    -----------    -----------    -----------
             Net cash used in operating activities            (504,196)      (522,001)      (256,196)      (248,409)
                                                           -----------    -----------    -----------    -----------
Cash flows from investing activities:
    Proceeds from maturities of (payment to)
       certificates of deposit                                    --         (300,000)      (500,000)       300,000
    Purchase of property and equipment                        (122,156)       (23,421)       (12,779)          --
    Proceeds from sale of property and equipment                  --            3,410           --             --
    Net proceeds received from (paid to) note receivable      (419,570)       419,570        418,970           --
                                                           -----------    -----------    -----------    -----------
             Net cash provided by
              (used in) investing activities                  (541,726)        99,559        (93,809)       300,000
                                                           -----------    -----------    -----------    -----------
Cash flows provided by financing activities
     - proceeds from issuance of common stock                1,050,000        500,000        485,250           --
                                                           -----------    -----------    -----------    -----------
             Net increase in cash and cash
             equivalents                                         4,078         77,558        135,245         51,591

Cash and cash equivalents at beginning of period                  --            4,078          4,078         81,636
                                                           -----------    -----------    -----------    -----------
Cash and cash equivalents at end of period                 $     4,078         81,636        139,323        133,227
                                                           ===========    ===========    ===========    ===========

Supplemental  disclosure of cash flow  information:
    Cash paid during the period for:
      Interest                                             $      --             --             --             --
      Income taxes                                                 800          1,600           --             --
                                                           ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

                         CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)



(1)    Summary of Significant Accounting Policies

       Cyber Merchants Exchange, Inc. (the Company and formerly known as World Wide Magic Net, Inc.) is a developer of business-to-business electronic commerce network, whereby a retailer can go on-line, review product information and purchase items through the network developed and maintained by the Company. The Company was incorporated in July 1996 and commenced operations in November 1996.

       (a)    Unaudited Interim Financial Information

              The interim financial statements of the Company for the six months ended December 31, 1997 and 1998, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

              In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at December 31, 1998, and the results of its operations and its cash flows for the six months ended December 31, 1997 and 1998.

       (b)    Liquidity and Going Concern

              The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has experienced operating losses and negative cash flows from operating activities since inception.

              Management's plans include obtaining additional financing from outside sources, increasing revenues through collaborative arrangements with other companies and other marketing efforts, and controlling operating costs and expenses. There can be no assurance that the Company will realize such plans.

              These matters raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

       (c)    Revenue Recognition

              Subscriber's fees represent revenues generated through a one-time, nonrefundable set-up fee and monthly hosting fees. Revenues are recognized after the services have been rendered and no significant vendor obligation remains. Unearned but billed revenues are deferred.

       (d)    Cash and Cash Equivalents

              The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash and cash equivalents.

       (e)    Property and Equipment

              Property and equipment are stated at cost. Depreciation of property and equipment is calculated on

                         CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)


              the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the shorter of the amortized useful lives or lease term.

       (f)    Income Taxes

              The Company accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes reflect the impact of "temporary differences" between assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations.

       (g)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (h)    Stock Options

              SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosure for employee stock option grants over the vesting period as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS No. 123.

       (i)    Recent Accounting Pronouncements

              In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by SFAS No. 130 in its annual financial statements for the year ending June 30, 1999. The Company's total comprehensive loss for all periods presented herein would not have differed from those amounts reported as net loss in the statements of operations.

              In June 1997, the Financial Accounting Standards Board issued SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 will be effective for the year ending June 30,

                         CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)


              1999. The Company has determined that it does not have any separately reportable business segments as of June 30, 1998.

              In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

        (j)   Net Loss per Share

              Basic and diluted net loss per share are computed using the weighted average number of outstanding shares of common stock. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an initial public offering, are included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented.

              Net loss per share for the six months ended December 31, 1998 and the year ended June 30, 1998, respectively does not include the effect of 170,000 stock options and 160,000 stock options, respectively, and 944,444 common stock warrants because their effects are anti-dilutive.

              Net loss per share for the six months ended December 31, 1997 does not include the effect of 155,000 stock options and 944,444 Common Stock warrants because their effect are anti-dilutive.

              Net loss per share for the year ended June 30, 1997 does not include the effect of 155,000 stock options because their effects are anti-dilutive.

(2)    Property and Equipment

       A summary of property and equipment, at cost is as follows:

                                            June 30
                                   -------------------------
                                      1997            1998     December 31, 1998
                                   ---------       ---------   -----------------
                                                                 (Unaudited)
Leasehold improvements             $   4,351           4,351          4,351
Furniture and fixtures                20,026          20,844         20,844
Computer equipment and software       81,509          98,579         98,579
Office equipment                      16,270          16,270         16,270
                                   ---------       ---------      ---------
                                     122,156         140,044        140,044
Less accumulated depreciation
 and amortization                    (24,632)        (61,223)       (77,104)
                                   ---------       ---------      ---------

                                   $  97,524          78,821         62,940
                                   =========       =========      =========

                        CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)


(3)    Notes Receivable

       At June 30, 1997, the notes receivable represent $417,020 due from the Company's President, bearing an interest rate at 8% and $2,550 interest-free loans to other employees. All of the notes receivable were repaid in fiscal year 1998.

(4)    Income Taxes

       Income tax expense is comprised of the minimum state franchise tax. The difference between the amount of income tax benefit recorded and the amount of income tax benefit calculated using the U.S. Federal statutory rate of 34% is due to a valuation allowance for any benefit from net operating losses

       The Company has gross deferred tax assets relating principally to tax effects of net operating loss carryforwards. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax items are recognizable for tax reporting purposes, management does not believe it is more likely than not the Company will realize the benefits of these differences at December 31, 1998, June 30, 1998 and 1997. As such, management has recorded a valuation allowance for the full amount of deferred tax assets at December 31, 1998, June 30, 1998 and 1997.

       At December 31, 1998, the Company has available net operating losses of approximately $1,300,000 for Federal income tax purposes to offset future taxable income, if any, and expire at various dates through the year 2013. However, the utilization of net operating losses may be subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code.

(5)    Stockholders' Equity

       On January 29, 1998, the Company's Board of Directors approved a 1-for-2 reverse split of the Company's common stock. All common share amounts in the accompanying financial statements have been adjusted for all periods presented. On March 24, 1998, the Company's amended its articles of incorporation to have authorized capital stock of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock.


       On October 15, 1997, the Company entered into an agreement with Burlington Coat Factory Warehouse Corporation (BCF). Under the agreement, the Company and BCF will jointly develop a network whereby participants of the network can do business through Internet. BCF agrees to assist in marketing and promoting this network service to its vendors. In return, BCF is free to use the network designed and maintained by the Company and will share a certain portion of the fee revenue generated by this network with the Company. In addition, the Company granted a warrant to BCF to allow BCF to purchase up to 10% of the outstanding shares of common stock of the Company on a fully diluted basis, subject to certain conditions as defined in the warrant agreement. The common stock if issued to BCF will have a registration right same as other shares may be issued in a public offering.

                        CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)


       The Company's stock option plan provides for the granting of stock options to employees. The Company has reserved 250,000 shares of common stock for issuance under the plan. The terms and conditions of grants of stock options are determined by the Board of Directors. Generally, one-half of the granted option is exercisable after the employee's second year of employment. The remaining option is exercisable after the end of the employee's third year of employment.

       A summary of stock option activity is as follows:
                                                                    Weighted average
                                                Number of shares     exercise price
                                                -----------------  ------------------

      Balance at June 30, 1996                                --    $             --

      Options granted                                    155,000                 .21
      Options terminated                                      --                  --
      Options exercised                                       --                  --
                                                -----------------  ------------------
      Balance at June 30, 1997                           155,000                 .21

      Options granted                                     15,000                 .40
      Options terminated                                 (10,000)                .40
      Options exercised                                       --                  --
                                                -----------------  ------------------
      Balance at June 30, 1998                           160,000                 .21

      Options granted (unaudited)                         15,000                 .40
      Options terminated (unaudited)                      (5,000)                .40
      Options exercised (unaudited)                           --                  --
                                                -----------------  ------------------
      Balance at December 31, 1998 (unaudited)           170,000                 .22
                                                =================  ==================


       At December 31, 1998, there were 62,500 shares of options exercisable.

       For the year ended June 30, 1997, all options, except for options granted to 2 employees for 75,000 shares of common stock, were granted at an exercise price equal to the fair value of the common stock, and accordingly, no compensation cost has been recognized for these stock options in the financial statements. Compensation expense aggregating $30,000 was recorded for the issuance of the options with an exercise price below fair market value of the common stock.

The Company applies APB Opinion No. 25 in accounting for its Plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:


                          June 30
                    1998           1997
                    ----           ----
As reported         $(571,360)     $(587,611)
Pro forma            (577,000)      (593,000)

The compensation cost was calculated under the minimum-value method using the assumptions of the three-year weighted average expected life of the options and a 6% risk-free interest rate.

(6)    Commitments and Contingency

                        CYBER MERCHANTS EXCHANGE, INC.

                          Notes to Financial Statements

   (Information as of December 31, 1998 and 1997 and for the six months ended
             December 31, 1998 and 1997, respectively is unaudited)


       The Company leases office space under a noncancelable operating lease that expires on October 27, 1999.

       Future minimum lease payments under noncancelable operating leases as of June 30, 1998 are as follows:

            Year ending June 30:
                  1999                                     $            37,968
                  2000                                                  12,248
                                                           --------------------

                    Total minimum lease payments           $            50,216
                                                           ====================


       Rent expense for the years ended June 30, 1998 and 1997 was approximately $38,000 and $26,000, respectively.


       The Company has been named as a defendant, along with Burlington Coat Factory Warehouse (BCF), in a lawsuit brought by Stanley Rosner (Rosner), an individual. In March 1998, Rosner commenced an action in the Supreme Court of the State of New York alleging breach of oral and written contracts between the Company and Rosner and between BCF and Rosner in 1997. Rosner claims that he is due certain fees from both the Company and BCF for services allegedly rendered in connection with certain transactions involving the Company and BCF. These transactions and alleged transactions relate to the Internet services that the Company may provide to BCF, and contemplated transactions arising from vendors of BCF. Rosner claims that he is due damages in an amount not less than $5,000,000 plus unspecified punitive damages from both the Company and BCF. The Company intends to vigorously defend this action. The Company believes that it is not obligated to make any payments to Rosner and has meritorious defenses to all of Rosner's allegations.


       However, if held liable for the entire amount, this would have a materially adverse effect upon the Company.

       In December 1998, the Company obtained a written commitment for a line of credit from a bank. The bank committed to provide a $300,000 line of credit, bearing interest at the bank's prime rate plus 1.5%. The line of credit will expire on June 30, 1999. The Company committed to issue a warrant of 20,000 shares of the Company's common stock to the bank. The warrant will have a term of five years and have an exercise price equal to the initial public offering price of the Company's common stock.